Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”) with respect to the third quarter of 2014 and nine months ended September 30, 2014, has been derived from TOTAL’s unaudited consolidated financial statements for the third quarter of 2014 and nine months ended September 30, 2014.

TOTAL changed the presentation currency of the Group’s Consolidated Financial Statements from the Euro to the US Dollar, effective January 1, 2014. Comparative 2013 information has been restated (see note 11 to the Group’s unaudited consolidated financial statements included in Exhibit 99.1 to TOTAL’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on May 2, 2014 (the “Q1 2014 6-K”), including the interpretation of IFRIC 21 “Levies” applied retrospectively (see notes 1 and 11 to the Q1 2014 6-K)). Unless otherwise noted, currency amounts are expressed in U.S. dollars (“dollars” or “$”) or euros (“euros” or “€”).

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this exhibit and with the information, including the audited financial statements and related notes, for the year ended December 31, 2013, in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 27, 2014.

•             KEY FIGURES AND CONSOLIDATED ACCOUNTS OF TOTAL*

3Q14	2Q14	3Q13	3Q14 vs 3Q13	in millions of dollars (except earnings per share and number of shares)	9M14	9M13	9M14 vs 9M13
60,363	62,561	61,844	-2%	Sales	183,611	186,750	-2%
				Adjusted net operating income from business segments
2,765	3,051	3,087	-10%	• Upstream	8,908	9,385	-5%
786	401	461	+70%	• Refining & Chemicals	1,533	1,416	+8%
376	372	447	-16%	• Marketing & Services	1,009	1,225	-18%
1.52	1.36	1.62	-6%	Fully-diluted earnings per share (dollars)	4.35	3.96	+10%
2,285	2,281	2,275	—	Fully-diluted weighted-average shares (millions)	2,279	2,269	—
3,463	3,104	3,682	-6%	Net income (Group share)	9,902	8,994	+10%
7,769	8,723	7,751	—	Investments**	22,357	23,114	-3%
2,030	631	2,897	-30%	Divestments	4,501	5,460	-18%
5,740	7,966	4,804	+19%	Net investments***	17,731	17,140	+3%
7,639	5,277	9,184	-17%	Cash flow from operations	18,254	18,935	-4%

*                   Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below for further details.

**              Including acquisitions.

***         Net investments = investments including acquisitions - asset sales - other transactions with non-controlling interests.

TOTAL S.A.’s Board of Directors, under the chairmanship of Thierry Desmarest, met on October 28, 2014, and reviewed the Group’s third quarter accounts. Commenting on the results, CEO Patrick Pouyanné said:

“Since the announcement of the death of Christophe de Margerie, TOTAL has received an outpouring of messages commemorating the man, the captain of industry, the visionary. Under his leadership, our Group changed profoundly. In an industry confronted with crucial issues, he set out with conviction to make TOTAL a stronger, more responsible company, capable of responding to the energy challenges of today and the future. Today, it is this commitment that drives me to forge ahead. The quality of our teams, the governance in place and our organization ensure more than ever the continuity of the process to transform the Group, for which, at his side, we worked on for many years.”

•         THIRD QUARTER 2014 RESULTS

➢             Sales

In the third quarter 2014, the Brent price averaged $101.9/b, a decrease of 8% compared to the third quarter 2013 and 7% compared to the second quarter 2014. The Group’s European refining margin indicator (“ERMI”) averaged $29.9/t compared to $10.6/t in the third quarter 2013 and $10.9/t in the second quarter 2014.

In this context, sales were $60,363 million in the third quarter 2014, a decrease of 2% compared to $61,844 million in the third quarter 2013.

➢             Net income

During this period, income was impacted by a lower contribution from the Upstream segment, driven essentially by the lower price of Brent, which was largely offset by the solid performance of the Refining & Chemicals segment.

Net income (Group share) in the third quarter 2014 decreased by 6% to $3,463 million from $3,682 million in the third quarter 2013, mainly due to the impacts of the inventory valuation effect and special items. The after-tax inventory valuation effect (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of $403 million in the third quarter 2014 compared to a negative impact of $32 million in the third quarter 2013. The changes in fair value of trading inventories and storage contracts (as defined below under “Analysis of business segment results”) had a positive impact on net income (Group share) of $14 million in the third quarter 2014 compared to a negative impact of $9 million in the third quarter 2013. Special items had a positive impact on net income (Group share) of $294 million in the third quarter 2014, including mainly the gain on the sale of the Group’s interest in the Shah Deniz field in Azerbaijan and the impairment of the Ahnet project in Algeria, compared to a positive impact of $95 million in the third quarter 2013, comprised mainly of the gain on the sale of TIGF in France essentially offset by impairments, including on assets in the Barnett field in the United States and in Syria.

On September 30, 2014, there were 2,285 million fully-diluted shares compared to 2,274 million shares on September 30, 2013.

Fully-diluted earnings per share, based on 2,285 million fully-diluted weighted-average shares, was $1.52 in the third quarter 2014 compared to $1.62 in the third quarter 2013, a decrease of 6%.

➢             Investments — divestments(1)

Investments in the third quarter 2014, excluding acquisitions of $411 million and including changes in non-current loans of $542 million, were $7.0 billion, an increase of 7% compared to $6.6 billion in the third quarter 2013.

Acquisitions in the third quarter 2014 were $411 million, notably comprised of the carry on the Utica gas and condensate field in the United States and the acquisition of additional Novatek(2) shares in July. Acquisitions in the third quarter 2013 were $727 million.

Asset sales in the third quarter 2014 were $1,704 million, essentially comprised of the sale of the Group’s interest in the Shah Deniz field in Azerbaijan. Asset sales in the third quarter 2013 were $2,448 million.

Net investments in the third quarter 2014 were $5.7 billion compared to $4.8 billion in the third quarter 2013.

➢             Cash flow

Cash flow from operations was $7,639 million in the third quarter 2014, a decrease of 17% compared to $9,184 million in the second third 2013.

The Group’s net cash flow(3) in the third quarter 2014 was $1,899 million compared to $4,380 million in the third quarter 2013. This 57% decrease was essentially due to a lower contribution from the Upstream segment, which was affected by the decrease in the price of Brent, and an increase in net investments.

(1)        Detail shown on page 12 of this exhibit.

(2)        The Group’s interest in Novatek has been 18.2% since July 18, 2014.

(3)        Net cash flow = cash flow from operations - net investments (including other transactions with non-controlling interests).

The net-debt-to-equity ratio was 27.8% on September 30, 2014, compared to 27.1% on June 30, 2014, and 23.0% on September 30, 2013(1).

•         RESULTS FOR THE FIRST NINE MONTHS OF 2014

➢             Sales

Compared to the first nine months of 2013, the average Brent price decreased by 2% to $106.5/b. The ERMI was $15.8/t compared to $20.5/t in the first nine months of 2013, a decrease of 23%. The environment for the petrochemicals improved.

In this context, sales were $183,611 million in the first nine months of 2014, a decrease of 2% compared to $186,750 million in the first nine months of 2013.

➢             Net income

During this period, income was impacted by a lower contribution from the Upstream segment in the third quarter 2014, which was affected by the decrease in the price of Brent, and the very unfavorable economic environment for the downstream in the first half 2014.

Net income (Group share) in the first nine months of 2014 increased by 10% to $9,902 million from $8,994 million in the first nine months of 2013, mainly due to the impacts of the inventory valuation effect and special items. The after-tax inventory valuation effect (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of $460 million in the first nine months of 2014 compared to a negative impact of $625 million in the first nine months of 2013. The changes in fair value of trading inventories and storage contracts (as defined below under “Analysis of business segment results”) had a positive impact on net income (Group share) of $6 million in the first nine months of 2014 compared to a negative impact of $39 million in the first nine months of 2013. Special items had a positive impact on net income (Group share) of $320 million in the first nine months of 2014, including mainly the gain on the sale (partial IPO) of an interest in Gaztransport & Technigaz (GTT) and the gain on the sale of the Shah Deniz field in Azerbaijan, partially offset by the impairment of the Shtokman project in Russia, compared to a negative impact of $1,249 million in the first nine months of 2013, comprised mainly of the loss on the sale of the Voyageur upgrader project in Canada and the impairment of assets in the Barnett field in the United States, partially offset by the gain on the sale of TIGF in France and Upstream assets in Italy.

On September 30, 2014, there were 2,285 million fully-diluted shares compared to 2,274 million shares on September 30, 2013.

Fully-diluted earnings per share, based on 2,279 million fully-diluted weighted-average shares, was $4.35 in the first nine months of 2014 compared to $3.96 in the first nine months of 2013, an increase of 10%.

➢             Investments — divestments(2)

Investments in the first nine months of 2014, excluding acquisitions of $1,809 million and including changes in non-current loans of $1,084 million, were $19.4 billion, stable compared to the first nine months of 2013.

Acquisitions in the first nine months of 2014 were $1,809 million, essentially comprised of the acquisition of an interest in the Elk and Antelope discoveries in Papua New Guinea, the acquisition of additional Novatek(3) shares and the carry on the Utica gas and condensate field in the United States. Acquisitions in the first nine months of 2013 were $2,612 million.

Asset sales in the first half 2014 were $3,381 million, essentially comprised of the sale of the the Group’s interest in the Shah Deniz field in Azerbaijan and the sale of block 15/06 in Angola. Asset sales in the first nine months of 2013 were $4,395 million.

Net investments in the first nine months of 2014 were $17.7 billion compared to $17.1 billion in the first nine months of 2013, an increase of 3%.

(1)        Detail shown on page 12 of this exhibit.

(2)        Detail shown on page 12 of this exhibit.

(3)        The Group’s interest in Novatek has been 18.2% since July 18, 2014.

➢             Cash flow

Cash flow from operations was $18,254 million in the first nine months of 2014, a decrease of 4% compared to $18,935 million in the first nine months of 2013.

The Group’s net cash flow in the first nine months of 2014 was $523 million compared to $1,795 million in the first nine months of 2013. This 71% decrease was essentially due to a lower contribution from asset sales as well as the decrease in cash flow from operations between the two periods.

The net-debt-to-equity ratio was 27.8% on September 30, 2014, compared to 23.0% on September 30, 2013(1).

•           ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s consolidated interim financial statements, see pages 23-31 and 33-35 of this exhibit.

The Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

(1)        Detail shown on page 12 of this exhibit.

➢             Upstream segment

•            Environment — liquids and gas price realizations*

3Q14	2Q14	3Q13	3Q14 vs 3Q13		9M14	9M13	9M14 vs 9M13
101.9	109.7	110.3	-8%	Brent ($/b)	106.5	108.5	-2%
94.0	103.0	107.2	-12%	Average liquids price ($/b)	99.6	103.5	-4%
6.40	6.52	7.18	-11%	Average gas price ($/Mbtu)	6.67	7.04	-5%
69.1	73.1	77.3	-11%	Average hydrocarbons price ($/boe)	71.8	74.8	-4%

*              Consolidated subsidiaries, excluding fixed margins.

•            Production

3Q14	2Q14	3Q13	3Q14 vs 3Q13	hydrocarbon production	9M14	9M13	9M14 vs 9M13
2,112	2,054	2,299	-8%	Combined production (kboe/d)	2,118	2,304	-8%
1,043	984	1,174	-11%	• Liquids (kb/d)	1,019	1,175	-13%
5,902	5,867	6,167	-4%	• Gas (Mcf/d)	6,011	6,158	-2%

Hydrocarbon production was 2,122 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2014, a decrease of 8% compared to the third quarter 2013, due to the following:

•              -7% essentially for the expiration of the Adco license in the United Arab Emirates;

•              -3% for natural decline, partially offset by lower planned maintenance and improved security conditions in Nigeria; and

•              +2% for production growth from start-ups, notably CLOV in Angola.

Excluding Adco, which expired in January 2014, hydrocarbon production in the third quarter 2014 decreased by 1.5% compared to the third quarter 2013. Hydrocarbon production in the third quarter 2014 increased by 3% compared to the second quarter 2014.

For the first nine months of 2014, hydrocarbon production was 2,118 kboe/d, a decrease of 8% compared to the first nine months of 2013, due to the following:

•             -6% essentially for the expiration of the Adco license in the United Arab Emirates;

•             -3% essentially for natural decline; and

•             +1% for production growth from start-ups.

For the first nine months of 2014, excluding Adco, hydrocarbon production decreased by 2% compared to the first nine months of 2013.

•            Results

3Q14	2Q14	3Q13	3Q14 vs 3Q13	in millions of dollars	9M14	9M13	9M14 vs 9M13
5,198	6,205	5,938	-12%	Non-Group sales	18,069	19,377	-7%
4,499	4,774	4,963	-9%	Operating income	14,685	17,094	-14%
172	36	980	-82%	Adjustments affecting operating income	297	1,019	-71%
4,671	4,810	5,943	-21%	Adjusted operating income*	14,982	18,113	-17%
2,765	3,051	3,087	-10%	Adjusted net operating income*	8,908	9,385	-5%
824	769	661	+25%	• Includes adjusted income from equity affiliates	2,326	2,185	+6%
6,923	7,999	6,708	+3%	Investments	20,233	20,252	—
1,924	568	2,800	-31%	Divestments	4,291	4,974	-14%
5,442	4,805	6,302	-14%	Cash flow from operating activities	14,058	14,547	-3%

*              Detail of adjustment items shown in the business segment information starting on page 23 of this exhibit.

Adjusted net operating income from the Upstream segment was $2,765 million in the third quarter 2014, a decrease of 10% compared to $3,087 in the third quarter 2013, essentially due to the decrease in the average realized prices of oil and gas.

Adjusted net operating income for the Upstream segment excludes special items. The exclusion of special items had a negative impact of $405 million on the segment’s adjusted net operating income in the third quarter 2014, consisting essentially of the gain on the sale of the Group’s interest in the Shah Deniz field in Azerbaijan and the impairment of the Ahnet project in Algeria, compared to a negative impact of $454 million in the third quarter 2013, comprised mainly of the gain on the sale of TIGF in France essentially offset by impairments, including on assets in the Barnett field in the United States and in Syria.

The effective tax rate(1) for the Upstream segment was 59.1% in the third quarter 2014, essentially stable compared to 60.1% in the third quarter 2013.

Adjusted net operating income from the Upstream segment in the first nine months of 2014 was $8,908 million compared to $9,385 million in the first nine months of 2013, a decrease of 5% which that was due essentially to the decrease in hydrocarbon production and the decrease in the average realized prices of oil and gas.

The return on average capital employed (ROACE(2)) for the Upstream segment was 12% for the twelve months ended September 30, 2014, compared to 13% for the twelve months ended June 30, 2014, and 14% for the full-year 2013.

(1)        Defined as: (tax on adjusted net operating income) / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income).

(2)        Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 13 of this exhibit.

➢             Refining & Chemicals segment

• Refinery throughput and utilization rates*

3Q14	2Q14	3Q13	3Q14 vs 3Q13		9M14	9M13	9M14 vs 9M13
1,884	1,622	1,759	+7%	Total refinery throughput (kb/d)	1,735	1,719	+1%
672	634	696	-3%	• France	641	647	-1%
840	695	784	+7%	• Rest of Europe	774	797	-3%
372	293	279	+33%	• Rest of world	320	275	+16%
				Utilization rates**
82%	72%	81%	—	• Based on crude only	75%	80%	—
86%	74%	86%	—	• Based on crude and other feedstock	79%	84%	—

*              Includes share of TotalErg. Results for refineries in South Africa, French Antilles and Italy are reported in the Marketing & Services segment.

**         Based on distillation capacity at the beginning of the year.

In the third quarter 2014, refinery throughput increased by 7% compared to the third quarter 2013, due to the start up of Satorp, which reached full throughput capacity, and a more limited maintenance program in Europe.

For the first nine months of 2014, refinery throughput decreased slightly compared to the first nine months of 2013, essentially due to voluntary throughput reductions in Europe linked to low margins in the first half 2014.

•           Results

3Q14	2Q14	3Q13	3Q14 vs 3Q13	in millions of dollars (except ERMI refining margins)	9M14	9M13	9M14 vs 9M13
29.9	10.9	10.6	x2.8	European refining margin indicator - ERMI ($/t)	15.8	20.5	-23%
27,417	28,143	28,161	-3%	Non-Group sales	83,099	84,870	-2%
450	450	227	+98%	Operating income	1,065	386	x2.8
524	(82)	160	x3.3	Adjustments affecting operating income	605	959	-37%
974	368	387	x2.5	Adjusted operating income*	1,670	1,345	+24%
786	401	461	+70%	Adjusted net operating income*	1,533	1,416	+8%
161	174	158	+2%	• Contribution of Specialty chemicals**	473	423	+12%
422	475	550	-23%	Investments	1,147	1,752	-35%
9	15	12	-25%	Divestments	35	320	-89%
1,729	(133)	1,113	+55%	Cash flow from operating activities	3,189	2,444	+30%

*              Detail of adjustment items shown in the business segment information starting on page 23 of this exhibit.

**         Hutchinson, Bostik, Atotech.

The ERMI was $29.9/t in the third quarter, nearly three times higher than in the third quarter 2013, due to the decrease in the price of Brent and relatively strong refined product prices in the context of turnarounds for maintenance, notably in the United States. The environment for petrochemicals also remained favorable during the quarter, particularly in the United States.

Adjusted net operating income from the Refining & Chemicals segment was $786 million in the third quarter 2014 compared to $461 million in the third quarter 2013, an increase of 70%. The segment, strengthened by ongoing plans for operational efficiencies and synergies, was able to fully benefit from the higher margins during the quarter thanks to excellent reliability.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a positive impact of $370 million on the segment’s adjusted net operating income in the third quarter 2014, mainly due to the impacts of strong refining margins and ongoing operational efficiencies and synergies, compared to a positive impact of $84 million in the third quarter 2013. The exclusion of special items had a positive impact of $32 million on the segment’s adjusted net operating income in the third quarter 2014 compared to a positive impact of $294 million in the third quarter 2013, consisting essentially of a write-down of deferred tax assets in Belgium.

Adjusted net operating income from the Refining & Chemicals segment for the first nine months of 2014 was $1,533 million, an increase of 8% compared $1,466 million for the first nine months of 2013 despite a 23% decrease in the refining margin indicator compared to the same period last year. The segment’s restructuring is bearing fruit and, in a volatile environment, TOTAL has adapted itself by reducing its breakeven point and is able to benefit when the environment is good.

The ROACE for the Refining & Chemicals segment was 10% for the twelve months ended September 30, 2014, compared to 8% for the twelve months ended June 30, 2014, and 9% for the full-year 2013.

➢             Marketing & Services segment

•           Refined product sales

3Q14	2Q14	3Q13	3Q14 vs 3Q13	sales in kb/d*	9M14	9M13	9M14 vs 9M13
1,107	1,102	1,144	-3%	Europe	1,089	1,134	-4%
674	731	599	+13%	Rest of world	666	613	+9%
1,781	1,833	1,743	+2%	Total Marketing & Services sales	1,755	1,747	—

*              Excludes trading and bulk refining sales, which are reported under the Refining & Chemicals segment (see page 12 of this exhibit); includes share of TotalErg.

In the third quarter 2014, sales increased by 2% compared to the third quarter of last year, due to higher sales in growth areas, notably in Africa and the Middle East.

Sales volumes for the first nine months of 2014 were stable compared to the first nine months of 2013, reflecting a decrease of 4% in Europe that was offset by net growth in Africa and the Middle East.

•           Results

3Q14	2Q14	3Q13	3Q14 vs 3Q13	in millions of dollars	9M14	9M13	9M14 vs 9M13
27,747	28,213	27,912	-1%	Non-Group sales	82,430	82,495	—
423	378	598	-29%	Operating income	1,136	1,546	-27%
66	27	(54)	n/a	Adjustments affecting operating income	111	81	+37%
489	405	544	-10%	Adjusted operating income*	1,247	1,627	-23%
376	372	447	-16%	Adjusted net operating income*	1,009	1,225	-18%
5	(8)	(10)	n/a	• Contribution of New Energies	25	(27)	n/a
398	203	430	-7%	Investments	877	994	-12%
56	28	57	-2%	Divestments	110	123	-11%
701	304	1,693	-59%	Cash flow from operating activities	1,094	2,115	-48%

*              Detail of adjustment items shown in the business segment information starting on page 23 of this exhibit.

The Marketing & Services segment’s non-Group sales were $27.7 billion in the third quarter 2014, a slight decrease compared to $27.9 billion in the third quarter 2013.

Adjusted net operating income for the Marketing & Services segment was $376 million in the third quarter 2014, a decrease of 16% compared to $447 million in the third quarter 2013, mainly due to lower margins in Europe, which were exceptionally high in the third quarter 2013, notably in the European network.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a positive impact of $46 million on the segment’s adjusted net operating income in the third quarter 2014 compared to a negative impact of $65 million in the third quarter 2013. The exclusion of special items had a positive impact of $65 million on the segment’s adjusted net operating income in the third quarter 2014 compared to a negative impact of $15 million in the third quarter 2013.

Adjusted net operating income from the Marketing & Services segment in the first nine months of 2014 was $1,009 million, a decrease of 18% compared to $1,225 million in the first nine months of 2013, mainly due to the impact of weather conditions in the first half and a less favorable evolution of margins, which were significantly higher for the European network in the same period last year.

The ROACE for the Marketing & Services segment was 14% for the twelve months ended September 30, 2014, unchanged compared to the twelve months ended June 30, 2014. For the full year 2013, the ROACE was 16%.

•                         SUMMARY AND OUTLOOK

Since the end of the third quarter, the price of Brent has been weaker. Despite being prepared for periods of volatility, the Group maintains a medium and long term outlook for the price of Brent that is higher than those seen since the start of October.

In the Upstream segment, although it has the lowest technical costs among the majors, Total has already launched initiatives for cost reduction and is preparing for the start-up of its development projects that will fuel the growth of its cash flow.

In the downstream, the reduction of the breakeven point for the Refining & Chemicals segment in Europe is continuing, strengthening the profitability of its operations and capacity to adapt to less favorable environments than those experienced through mid-October. The diversified marketing activities of the Group, expanding in growth areas, will contribute to the stability of future performance.

With the completion of several sales announced this year, the target of $15-20 billion of asset sales for the 2012-14 period will be fully achieved.

As approved by the Board of Directors, TOTAL will pay a third quarter 2014 interim dividend of €0.61/share on March 25, 2014.

The strength of the Group is in the quality of its teams, its strategy, its discipline and its integrated portfolio. These were the qualities of Christophe de Margerie in whose memory the Group’s employees are mobilized toward success.

Forward-looking statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•                  material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•                  changes in currency exchange rates and currency devaluations;

•                  the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•                  uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•                  uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•                  changes in the current capital expenditure plans of TOTAL;

•                  the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•                  the financial resources of competitors;

•                  changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•                  the quality of future opportunities that may be presented to or pursued by TOTAL;

•                  the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•                  the ability to obtain governmental or regulatory approvals;

•                  the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•                  the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•                  changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•                  the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•                  the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2013.

Operating information by segment

for the third quarter and first nine months of 2014

•                           Upstream

3Q14	2Q14	3Q13	3Q14 vs 3Q13	Combined liquids and gas production by region (kboe/d)	9M14	9M13	9M14 vs 9M13
340	329	386	-12%	Europe	354	387	-9%
665	618	656	+1%	Africa	646	678	-5%
387	380	553	-30%	Middle East	391	541	-28%
89	91	77	+16%	North America	87	73	+19%
159	157	172	-8%	South America	159	172	-8%
237	238	235	+1%	Asia-Pacific	239	233	+3%
245	241	220	+11%	CIS	242	220	+10%
2,122	2,054	2,299	-8%	Total production	2,118	2,304	-8%
562	544	697	-19%	Includes equity affiliates	563	685	-18%

3Q14	2Q14	3Q13	3Q14 vs 3Q13	Liquids production by region (kb/d)	9M14	9M13	9M14 vs 9M13
161	159	170	-5%	Europe	164	164	—
539	482	527	+2%	Africa	510	540	-6%
190	190	335	-43%	Middle East	194	328	-41%
39	40	29	+34%	North America	37	28	+32%
50	50	53	-6%	South America	50	55	-9%
30	29	30	—	Asia-Pacific	30	30	—
34	34	30	+13%	CIS	34	30	+13%
1,043	984	1,174	-11%	Total production	1,019	1,175	-13%
199	197	331	-40%	Includes equity affiliates	201	326	-38%

3Q14	2Q14	3Q13	3Q14 vs 3Q13	Gas production by region (Mcf/d)	9M14	9M13	9M14 vs 9M13
982	936	1,185	-17%	Europe	1,044	1,228	-15%
643	710	654	-2%	Africa	700	701	—
1,076	1,042	1,212	-11%	Middle East	1,074	1,161	-7%
284	285	269	+6%	North America	278	254	+9%
613	601	667	-8%	South America	608	651	-7%
1,178	1,188	1,151	+2%	Asia-Pacific	1,189	1,141	+4%
1,126	1,105	1,029	+9%	CIS	1,118	1,022	+9%
5,902	5,867	6,167	-4%	Total production	6,011	6,158	-2%
1,966	1,895	2,002	-2%	Includes equity affiliates	1,963	1,942	+1%

3Q14	2Q14	3Q13	3Q14 vs 3Q13	Liquefied natural gas	9M14	9M13	9M14 vs 9M13
2.95	2.93	3.01	-2%	LNG sales* (Mt)	9.01	8.77	+3%

*     Sales, Group share, excluding trading; 2013 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2013 SEC coefficient.

•                           Downstream (Refining & Chemicals and Marketing & Services)

3Q14	2Q14	3Q13	3Q14 vs 3Q13	Refined product sales by region (kb/d)*	9M14	9M13	9M14 vs 9M13
2,053	2,017	2,111	-3%	Europe**	2,025	2,088	-3%
540	587	430	+26%	Africa	534	440	+21%
632	643	490	+29%	Americas	583	505	+16%
604	611	397	+52%	Rest of world	596	474	+26%
3,829	3,858	3,428	+12%	Total consolidated sales	3,738	3,507	+7%
621	576	603	+3%	Includes bulk sales	610	620	-2%
1,427	1,449	1,082	+32%	Includes trading	1,373	1,140	+20%

* Includes share of TotalErg.

** Restated historical amounts.

Investments — Divestments

3Q14	2Q14	3Q13	3Q14 vs 3Q13	Expressed in millions of dollars	9M14	9M13	9M14 vs 9M13
7,032	7,193	6,575	+7%	Investments excluding acquisitions	19,428	19,437	—
512	362	434	+18%	• Capitalized exploration	1,193	1,431	-17%
868	1,075	682	+27%	• Increase in non-current loans	2,204	1,673	+32%
(326)	(430)	(449)	-27%	• Repayment of non-current loans	(1,120)	(1,065)	+5%
411	1,100	727	-44%	Acquisitions	1,809	2,612	-31%
1,704	201	2,448	-30%	Asset sales	3,381	4,395	-23%
(1)	126	50	n/a	Other transactions with non-controlling interests	125	514	-76%
5,740	7,966	4,804	+19%	Net investments*	17,731	17,140	+3%

* Net investments = investments including acquisitions — asset sales — other transactions with non-controlling interests.

Net-debt-to-equity ratio

in millions of dollars	9/30/2014	6/30/2014	9/30/2013
Current borrowings	11,826	13,525	11,086
Net current financial assets	(848)	(531)	(400)
Net financial assets classified as held for sale	(77)	(62)	(57)
Non-current financial debt	43,242	39,433	33,937
Hedging instruments of non-current debt	(1,491)	(1,973)	(1,840)
Cash and cash equivalents	(24,307)	(22,166)	(20,111)
Net debt	28,345	28,226	22,615
Shareholders’ equity	100,408	102,872	97,938
Estimated dividend payable	(1,746)	(1,894)	(1,807)
Non-controlling interests	3,382	3,344	2,328
Equity	102,044	104,322	98,459
Net-debt-to-equity ratio	27.8%	27.1%	23.0%

Return on average capital employed

•                  Period of October 1, 2013 to September 30, 2014

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	11,973	1,974	1,338
Capital employed at 9/30/2013*	91,140	20,884	9,254
Capital employed at 9/30/2014*	104,488	17,611	9,633
ROACE	12.2%	10.3%	14.2%

*              At replacement cost (excluding after-tax inventory effect).

•                  Period of July 1, 2013 to June 30, 2014

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	12,295	1,649	1,409
Capital employed at 6/30/2013*	91,097	20,924	9,838
Capital employed at 6/30/2014*	103,572	19,265	10,324
ROACE	12.6%	8.2%	14.0%

*              At replacement cost (excluding after-tax inventory effect).

•                  Full-year 2013

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	12,450	1,857	1,554
Capital employed at 12/31/2012*	84,260	20,783	9,232
Capital employed at 12/31/2013*	95,529	19,752	10,051
ROACE	13.8%	9.2%	16.1%

*              At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	$/€	ERMI* ($/t)**	Brent ($/b)	Average liquids price*** ($/b)	Average gas price ($/Mbtu)***
Third quarter 2014	1.33	29.9	101.9	94.0	6.40
Second quarter 2014	1.37	10.9	109.7	103.0	6.52
First quarter 2014	1.37	6.6	108.2	102.1	7.06
Fourth quarter 2013	1.36	10.1	109.2	102.5	7.36
Third quarter 2013	1.32	10.6	110.3	107.2	7.18

*                       European Refining Margin Indicator (ERMI) is an indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.

**                  $1/t = $0.136/b.

***             Consolidated subsidiaries, excluding fixed margin contracts, including hydrocarbon production overlifting/underlifting position valued at market price.

Disclaimer: data is based on TOTAL’s reporting, is not audited and is subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

(M$) (a)	3rd quarter 2014	2nd quarter 2014	3rd quarter 2013

Sales	60,363	62,561	61,844
Excise taxes	(6,141)	(6,354)	(6,168)
Revenues from sales	54,222	56,207	55,676

Purchases, net of inventory variation	(38,628)	(40,371)	(38,907)
Other operating expenses	(6,925)	(7,229)	(6,662)
Exploration costs	(433)	(301)	(751)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,082)	(2,929)	(3,673)
Other income	641	96	1,498
Other expense	(155)	(163)	(213)

Financial interest on debt	(173)	(266)	(211)
Financial income from marketable securities & cash equivalents	30	31	13
Cost of net debt	(143)	(235)	(198)

Other financial income	176	265	182
Other financial expense	(159)	(183)	(203)

Equity in net income (loss) of affiliates	851	874	828

Income taxes	(2,837)	(2,902)	(3,811)
Consolidated net income	3,528	3,129	3,766
Group share	3,463	3,104	3,682
Non-controlling interests	65	25	84
Earnings per share ($)	1.52	1.37	1.62
Fully-diluted earnings per share ($)	1.52	1.36	1.62

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

(M$)	3rd quarter 2014	2nd quarter 2014	3rd quarter 2013

Consolidated net income	3,528	3,129	3,766

Other comprehensive income

Actuarial gains and losses	(1,010)	(416)	44
Tax effect	358	154	(11)
Currency translation adjustment generated by the mother company	(5,748)	(732)	2,244
Items not potentially reclassifiable to profit and loss	(6,400)	(994)	2,277
Currency translation adjustment	2,717	512	(766)
Available for sale financial assets	(21)	(6)	5
Cash flow hedge	44	30	38
Share of other comprehensive income of equity affiliates, net amount	(276)	436	(113)
Other	7	(4)	(3)
Tax effect	(10)	(5)	(15)
Items potentially reclassifiable to profit and loss	2,461	963	(854)
Total other comprehensive income (net amount)	(3,939)	(31)	1,423

Comprehensive income	(411)	3,098	5,189
Group share	(452)	3,078	5,109
Non-controlling interests	41	20	80

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

(M$) (a)	9 months 2014	9 months 2013

Sales	183,611	186,750
Excise taxes	(18,327)	(17,548)
Revenues from sales	165,284	169,202

Purchases, net of inventory variation	(117,331)	(118,857)
Other operating expenses	(21,518)	(21,144)
Exploration costs	(1,353)	(1,511)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,756)	(9,060)
Other income	1,837	2,002
Other expense	(467)	(2,354)

Financial interest on debt	(640)	(672)
Financial income from marketable securities & cash equivalents	80	59
Cost of net debt	(560)	(613)

Other financial income	602	524
Other financial expense	(508)	(551)

Equity in net income (loss) of affiliates	2,198	2,571

Income taxes	(9,336)	(11,015)
Consolidated net income	10,092	9,194
Group share	9,902	8,994
Non-controlling interests	190	200
Earnings per share ($)	4.36	3.97
Fully-diluted earnings per share ($)	4.35	3.96

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

(M$)	9 months 2014	9 months 2013

Consolidated net income	10,092	9,194

Other comprehensive income

Actuarial gains and losses	(1,625)	19
Tax effect	569	(3)
Currency translation adjustment generated by the mother company	(6,477)	1,645
Items not potentially reclassifiable to profit and loss	(7,533)	1,661
Currency translation adjustment	3,265	(1,157)
Available for sale financial assets	(24)	8
Cash flow hedge	109	133
Share of other comprehensive income of equity affiliates, net amount	(296)	(607)
Other	—	(15)
Tax effect	(28)	(50)
Items potentially reclassifiable to profit and loss	3,026	(1,688)
Total other comprehensive income (net amount)	(4,507)	(27)

Comprehensive income	5,585	9,167
Group share	5,427	9,017
Non-controlling interests	158	150

CONSOLIDATED BALANCE SHEET

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

(M$)	September 30, 2014	June 30, 2014	December 31, 2013	September 30, 2013

ASSETS

Non-current assets
Intangible assets, net	18,071	18,995	18,395	17,007
Property, plant and equipment, net	109,437	108,468	104,480	97,134
Equity affiliates : investments and loans	21,043	21,256	20,417	19,750
Other investments	1,645	1,786	1,666	1,777
Hedging instruments of non-current financial debt	1,491	1,973	1,418	1,840
Deferred income taxes	2,684	2,842	3,838	3,691
Other non-current assets	4,184	4,263	4,406	3,930
Total non-current assets	158,555	159,583	154,620	145,129

Current assets
Inventories, net	20,873	23,484	22,097	21,469
Accounts receivable, net	20,511	21,698	23,422	24,883
Other current assets	15,798	16,519	14,892	15,185
Current financial assets	1,205	1,003	739	457
Cash and cash equivalents	24,307	22,166	20,200	20,111
Assets classified as held for sale	5,327	4,317	3,253	3,112
Total current assets	88,021	89,187	84,603	85,217
Total assets	246,576	248,770	239,223	230,346

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	7,516	7,511	7,493	7,491
Paid-in surplus and retained earnings	101,979	101,100	98,254	96,442
Currency translation adjustment	(4,727)	(1,436)	(1,203)	(1,695)
Treasury shares	(4,360)	(4,303)	(4,303)	(4,300)
Total shareholders’ equity - Group Share	100,408	102,872	100,241	97,938
Non-controlling interests	3,382	3,344	3,138	2,328
Total shareholders’ equity	103,790	106,216	103,379	100,266

Non-current liabilities
Deferred income taxes	16,222	16,397	17,850	17,442
Employee benefits	5,232	4,725	4,235	4,799
Provisions and other non-current liabilities	17,017	17,445	17,517	14,786
Non-current financial debt	43,242	39,433	34,574	33,937
Total non-current liabilities	81,713	78,000	74,176	70,964

Current liabilities
Accounts payable	27,394	28,902	30,282	27,811
Other creditors and accrued liabilities	19,610	19,994	18,948	19,299
Current borrowings	11,826	13,525	11,193	11,086
Other current financial liabilities	357	472	381	57
Liabilities directly associated with the assets classified as held for sale	1,886	1,661	864	863
Total current liabilities	61,073	64,554	61,668	59,116
Total liabilities and shareholders’ equity	246,576	248,770	239,223	230,346

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

(M$)	3rd quarter 2014	2nd quarter 2014	3rd quarter 2013

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	3,528	3,129	3,766
Depreciation, depletion and amortization	3,288	3,087	4,190
Non-current liabilities, valuation allowances and deferred taxes	106	(156)	791
Impact of coverage of pension benefit plans	—	—	—
(Gains) losses on disposals of assets	(479)	(17)	(1,397)
Undistributed affiliates’ equity earnings	(260)	(125)	(301)
(Increase) decrease in working capital	1,461	(771)	2,009
Other changes, net	(5)	130	126
Cash flow from operating activities	7,639	5,277	9,184

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(6,733)	(6,800)	(6,801)
Acquisitions of subsidiaries, net of cash acquired	(1)	(414)	—
Investments in equity affiliates and other securities	(167)	(434)	(268)
Increase in non-current loans	(868)	(1,075)	(682)
Total expenditures	(7,769)	(8,723)	(7,751)
Proceeds from disposals of intangible assets and property, plant and equipment	1,413	135	56
Proceeds from disposals of subsidiaries, net of cash sold	—	—	2,369
Proceeds from disposals of non-current investments	291	66	23
Repayment of non-current loans	326	430	449
Total divestments	2,030	631	2,897
Cash flow used in investing activities	(5,739)	(8,092)	(4,854)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	53	304	24
- Treasury shares	(289)	—	(236)
Dividends paid:
- Parent company shareholders	(1,837)	(1,901)	(1,775)
- Non-controlling interests	(7)	(139)	(13)
Other transactions with non-controlling interests	(1)	126	50
Net issuance (repayment) of non-current debt	5,019	2,931	4,466
Increase (decrease) in current borrowings	(1,235)	956	(2,457)
Increase (decrease) in current financial assets and liabilities	(44)	65	66
Cash flow used in financing activities	1,659	2,342	125
Net increase (decrease) in cash and cash equivalents	3,559	(473)	4,455
Effect of exchange rates	(1,418)	(148)	538
Cash and cash equivalents at the beginning of the period	22,166	22,787	15,118
Cash and cash equivalents at the end of the period	24,307	22,166	20,111

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

(M$)	9 months 2014	9 months 2013

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	10,092	9,194
Depreciation, depletion and amortization	9,549	9,995
Non-current liabilities, valuation allowances and deferred taxes	349	742
Impact of coverage of pension benefit plans	—	—
(Gains) losses on disposals of assets	(1,519)	113
Undistributed affiliates’ equity earnings	(374)	(673)
(Increase) decrease in working capital	5	(742)
Other changes, net	152	306
Cash flow from operating activities	18,254	18,935

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(18,981)	(20,126)
Acquisitions of subsidiaries, net of cash acquired	(415)	(21)
Investments in equity affiliates and other securities	(757)	(1,294)
Increase in non-current loans	(2,204)	(1,673)
Total expenditures	(22,357)	(23,114)
Proceeds from disposals of intangible assets and property, plant and equipment	2,568	1,716
Proceeds from disposals of subsidiaries, net of cash sold	—	2,633
Proceeds from disposals of non-current investments	813	46
Repayment of non-current loans	1,120	1,065
Total divestments	4,501	5,460
Cash flow used in investing activities	(17,856)	(17,654)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	390	456
- Treasury shares	(289)	(236)
Dividends paid:	—	—
- Parent company shareholders	(5,573)	(5,307)
- Non-controlling interests	(153)	(107)
Other transactions with non-controlling interests	125	514
Net issuance (repayment) of non-current debt	12,139	8,965
Increase (decrease) in current borrowings	(1,446)	(7,619)
Increase (decrease) in current financial assets and liabilities	(96)	1,250
Cash flow used in financing activities	5,097	(2,084)
Net increase (decrease) in cash and cash equivalents	5,495	(803)
Effect of exchange rates	(1,388)	505
Cash and cash equivalents at the beginning of the period	20,200	20,409
Cash and cash equivalents at the end of the period	24,307	20,111

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

	Common shares issued		Paid-in surplus and retained	Currency translation	Treasury shares		Shareholders’ equity -	Non-controlling	Total shareholders’
(M$)	Number	Amount	earnings	adjustment	Number	Amount	Group Share	interests	equity
As of January 1, 2013	2,365,933,146	7,454	92,485	(1,696)	(108,391,639)	(4,274)	93,969	1,689	95,658
Net income of the first 9 months 2013	—	—	8,994	—	—	—	8,994	200	9,194
Other comprehensive Income	—	—	23	—	—	—	23	(50)	(27)
Comprehensive Income	—	—	9,017	—	—	—	9,017	150	9,167
Dividend	—	—	(5,300)	—	—	—	(5,300)	(107)	(5,407)
Issuance of common shares	11,263,033	37	419	—	—	—	456	—	456
Purchase of treasury shares	—	—	—	—	(4,414,200)	(236)	(236)	—	(236)
Sale of treasury shares (1)	—	—	(210)	—	3,590,641	210	—	—	—
Share-based payments	—	—	148	—	—	—	148	—	148
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(120)	1	—	—	(119)	587	468
Other items	—	—	3	—	—	—	3	9	12
As of September 30, 2013	2,377,196,179	7,491	96,442	(1,695)	(109,215,198)	(4,300)	97,938	2,328	100,266
Net income from October 1 to December 31, 2013	—	—	2,234	—	—	—	2,234	93	2,327
Other comprehensive Income	—	—	450	492	—	—	942	(6)	936
Comprehensive Income	—	—	2,684	492	—	—	3,176	87	3,263
Dividend	—	—	(1,816)	—	—	—	(1,816)	(49)	(1,865)
Issuance of common shares	481,981	2	27	—	—	—	29	—	29
Purchase of treasury shares	—	—	—	—	—	(2)	(2)	—	(2)
Sale of treasury shares (1)	—	—	1	—	750	(1)	—	—	—
Share-based payments	—	—	41	—	—	—	41	—	41
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	869	—	—	—	869	768	1,637
Other items	—	—	6	—	—	—	6	4	10
As of December 31, 2013	2,377,678,160	7,493	98,254	(1,203)	(109,214,448)	(4,303)	100,241	3,138	103,379
Net income of the first 9 months 2014	—	—	9,902	—	—	—	9,902	190	10,092
Other comprehensive Income	—	—	(953)	(3,522)	—	—	(4,475)	(32)	(4,507)
Comprehensive Income	—	—	8,949	(3,522)	—	—	5,427	158	5,585
Dividend	—	—	(5,644)	—	—	—	(5,644)	(153)	(5,797)
Issuance of common shares	6,848,895	23	367	—	—	—	390	—	390
Purchase of treasury shares	—	—	—	—	(4,386,300)	(289)	(289)	—	(289)
Sale of treasury shares (1)	—	—	(232)	—	4,239,135	232	—	—	—
Share-based payments	—	—	119	—	—	—	119	—	119
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	106	(2)	—	—	104	183	287
Other items	—	—	60	—	—	—	60	56	116
As of September 30, 2014	2,384,527,055	7,516	101,979	(4,727)	(109,361,613)	(4,360)	100,408	3,382	103,790

(1) Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

3rd quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,198	27,417	27,747	1	—	60,363
Intersegment sales	7,560	11,931	466	67	(20,024)	—
Excise taxes	—	(1,292)	(4,849)	—	—	(6,141)
Revenues from sales	12,758	38,056	23,364	68	(20,024)	54,222
Operating expenses	(5,763)	(37,230)	(22,742)	(275)	20,024	(45,986)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,496)	(376)	(199)	(11)	—	(3,082)
Operating income	4,499	450	423	(218)	—	5,154
Equity in net income (loss) of affiliates and other items	1,298	41	(35)	50	—	1,354
Tax on net operating income	(2,627)	(107)	(123)	(31)	—	(2,888)
Net operating income	3,170	384	265	(199)	—	3,620
Net cost of net debt						(92)
Non-controlling interests						(65)
Net income						3,463

3rd quarter 2014 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	17	—	—	—	—	17
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	17	—	—	—	—	17
Operating expenses	(79)	(512)	(66)	—	—	(657)
Depreciation, depletion and amortization of tangible assets and mineral interests	(110)	(12)	—	—	—	(122)
Operating income (b)	(172)	(524)	(66)	—	—	(762)
Equity in net income (loss) of affiliates and other items	432	(45)	(65)	—	—	322
Tax on net operating income	145	167	20	—	—	332
Net operating income (b)	405	(402)	(111)	—	—	(108)
Net cost of net debt						—
Non-controlling interests						13
Net income						(95)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(497)	(66)	—
On net operating income	—	(370)	(46)	—

3rd quarter 2014 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,181	27,417	27,747	1	—	60,346
Intersegment sales	7,560	11,931	466	67	(20,024)	—
Excise taxes	—	(1,292)	(4,849)	—	—	(6,141)
Revenues from sales	12,741	38,056	23,364	68	(20,024)	54,205
Operating expenses	(5,684)	(36,718)	(22,676)	(275)	20,024	(45,329)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,386)	(364)	(199)	(11)	—	(2,960)
Adjusted operating income	4,671	974	489	(218)	—	5,916
Equity in net income (loss) of affiliates and other items	866	86	30	50	—	1,032
Tax on net operating income	(2,772)	(274)	(143)	(31)	—	(3,220)
Adjusted net operating income	2,765	786	376	(199)	—	3,728
Net cost of net debt						(92)
Non-controlling interests						(78)
Adjusted net income						3,558
Adjusted fully-diluted earnings per share ($)						1.56

(a) Except for earnings per share.

3rd quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,923	422	398	26	—	7,769
Total divestments	1,924	9	56	41	—	2,030
Cash flow from operating activities	5,442	1,729	701	(233)	—	7,639

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

2nd quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,205	28,143	28,213	—	—	62,561
Intersegment sales	8,057	11,740	402	46	(20,245)	—
Excise taxes	—	(1,281)	(5,073)	—	—	(6,354)
Revenues from sales	14,262	38,602	23,542	46	(20,245)	56,207
Operating expenses	(7,174)	(37,744)	(22,966)	(262)	20,245	(47,901)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,314)	(408)	(198)	(9)	—	(2,929)
Operating income	4,774	450	378	(225)	—	5,377
Equity in net income (loss) of affiliates and other items	719	65	98	7	—	889
Tax on net operating income	(2,471)	(114)	(128)	(218)	—	(2,931)
Net operating income	3,022	401	348	(436)	—	3,335
Net cost of net debt						(206)
Non-controlling interests						(25)
Net income						3,104

2nd quarter 2014 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(36)	—	—	—	—	(36)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(36)	—	—	—	—	(36)
Operating expenses	—	122	(27)	—	—	95
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(40)	—	—	—	(40)
Operating income (b)	(36)	82	(27)	—	—	19
Equity in net income (loss) of affiliates and other items	—	(32)	(7)	—	—	(39)
Tax on net operating income	7	(50)	10	—	—	(33)
Net operating income (b)	(29)	—	(24)	—	—	(53)
Net cost of net debt						—
Non-controlling interests						6
Net income						(47)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	122	(5)	—
On net operating income	—	77	(3)	—

2nd quarter 2014 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,241	28,143	28,213	—	—	62,597
Intersegment sales	8,057	11,740	402	46	(20,245)	—
Excise taxes	—	(1,281)	(5,073)	—	—	(6,354)
Revenues from sales	14,298	38,602	23,542	46	(20,245)	56,243
Operating expenses	(7,174)	(37,866)	(22,939)	(262)	20,245	(47,996)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,314)	(368)	(198)	(9)	—	(2,889)
Adjusted operating income	4,810	368	405	(225)	—	5,358
Equity in net income (loss) of affiliates and other items	719	97	105	7	—	928
Tax on net operating income	(2,478)	(64)	(138)	(218)	—	(2,898)
Adjusted net operating income	3,051	401	372	(436)	—	3,388
Net cost of net debt						(206)
Non-controlling interests						(31)
Adjusted net income						3,151
Adjusted fully-diluted earnings per share ($)						1.38

(a) Except for earnings per share.

2nd quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	7,999	475	203	46	—	8,723
Total divestments	568	15	28	20	—	631
Cash flow from operating activities	4,805	(133)	304	301	—	5,277

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

3rd quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,938	28,161	27,912	(167)	—	61,844
Intersegment sales	9,237	13,334	570	18	(23,159)	—
Excise taxes	—	(1,290)	(4,878)	—	—	(6,168)
Revenues from sales	15,175	40,205	23,604	(149)	(23,159)	55,676
Operating expenses	(7,106)	(39,601)	(22,826)	54	23,159	(46,320)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,106)	(377)	(180)	(10)	—	(3,673)
Operating income	4,963	227	598	(105)	—	5,683
Equity in net income (loss) of affiliates and other items	1,974	99	85	(66)	—	2,092
Tax on net operating income	(3,396)	(243)	(156)	(43)	—	(3,838)
Net operating income	3,541	83	527	(214)	—	3,937
Net cost of net debt						(171)
Non-controlling interests						(84)
Net income						3,682

3rd quarter 2013 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(12)	—	—	—	—	(12)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(12)	—	—	—	—	(12)
Operating expenses	(113)	(153)	54	—	—	(212)
Depreciation, depletion and amortization of tangible assets and mineral interests	(855)	(7)	—	—	—	(862)
Operating income (b)	(980)	(160)	54	—	—	(1,086)
Equity in net income (loss) of affiliates and other items	1,239	(5)	40	(34)	—	1,240
Tax on net operating income	195	(213)	(14)	(45)	—	(77)
Net operating income (b)	454	(378)	80	(79)	—	77
Net cost of net debt						—
Non-controlling interests						(23)
Net income						54

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(153)	93	—
On net operating income	—	(84)	65	—

3rd quarter 2013 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,950	28,161	27,912	(167)	—	61,856
Intersegment sales	9,237	13,334	570	18	(23,159)	—
Excise taxes	—	(1,290)	(4,878)	—	—	(6,168)
Revenues from sales	15,187	40,205	23,604	(149)	(23,159)	55,688
Operating expenses	(6,993)	(39,448)	(22,880)	54	23,159	(46,108)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,251)	(370)	(180)	(10)	—	(2,811)
Adjusted operating income	5,943	387	544	(105)	—	6,769
Equity in net income (loss) of affiliates and other items	735	104	45	(32)	—	852
Tax on net operating income	(3,591)	(30)	(142)	2	—	(3,761)
Adjusted net operating income	3,087	461	447	(135)	—	3,860
Net cost of net debt						(171)
Non-controlling interests						(61)
Adjusted net income						3,628
Adjusted fully-diluted earnings per share ($)						1.59

(a) Except for earnings per share.

3rd quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,708	550	430	63	—	7,751
Total divestments	2,800	12	57	28	—	2,897
Cash flow from operating activities	6,302	1,113	1,693	76	—	9,184

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

9 months 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	18,069	83,099	82,430	13	—	183,611
Intersegment sales	23,053	35,627	1,276	162	(60,118)	—
Excise taxes	—	(3,733)	(14,594)	—	—	(18,327)
Revenues from sales	41,122	114,993	69,112	175	(60,118)	165,284
Operating expenses	(19,451)	(112,766)	(67,397)	(706)	60,118	(140,202)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,986)	(1,162)	(579)	(29)	—	(8,756)
Operating income	14,685	1,065	1,136	(560)	—	16,326
Equity in net income (loss) of affiliates and other items	3,344	160	55	103	—	3,662
Tax on net operating income	(8,590)	(215)	(331)	(323)	—	(9,459)
Net operating income	9,439	1,010	860	(780)	—	10,529
Net cost of net debt						(437)
Non-controlling interests						(190)
Net income						9,902

9 months 2014 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	7	—	—	—	—	7
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	7	—	—	—	—	7
Operating expenses	(194)	(553)	(111)	—	—	(858)
Depreciation, depletion and amortization of tangible assets and mineral interests	(110)	(52)	—	—	—	(162)
Operating income (b)	(297)	(605)	(111)	—	—	(1,013)
Equity in net income (loss) of affiliates and other items	712	(85)	(72)	—	—	555
Tax on net operating income	116	167	34	—	—	317
Net operating income (b)	531	(523)	(149)	—	—	(141)
Net cost of net debt						—
Non-controlling interests						7
Net income						(134)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(538)	(89)	—
On net operating income	—	(404)	(63)	—

9 months 2014 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	18,062	83,099	82,430	13	—	183,604
Intersegment sales	23,053	35,627	1,276	162	(60,118)	—
Excise taxes	—	(3,733)	(14,594)	—	—	(18,327)
Revenues from sales	41,115	114,993	69,112	175	(60,118)	165,277
Operating expenses	(19,257)	(112,213)	(67,286)	(706)	60,118	(139,344)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,876)	(1,110)	(579)	(29)	—	(8,594)
Adjusted operating income	14,982	1,670	1,247	(560)	—	17,339
Equity in net income (loss) of affiliates and other items	2,632	245	127	103	—	3,107
Tax on net operating income	(8,706)	(382)	(365)	(323)	—	(9,776)
Adjusted net operating income	8,908	1,533	1,009	(780)	—	10,670
Net cost of net debt						(437)
Non-controlling interests						(197)
Adjusted net income						10,036
Adjusted fully-diluted earnings per share ($)						4.40

(a) Except for earnings per share.

9 months 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	20,233	1,147	877	100	—	22,357
Total divestments	4,291	35	110	65	—	4,501
Cash flow from operating activities	14,058	3,189	1,094	(87)	—	18,254

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

9 months 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	19,377	84,870	82,495	8	—	186,750
Intersegment sales	27,432	39,235	1,771	120	(68,558)	—
Excise taxes	—	(3,477)	(14,071)	—	—	(17,548)
Revenues from sales	46,809	120,628	70,195	128	(68,558)	169,202
Operating expenses	(22,377)	(119,082)	(68,117)	(494)	68,558	(141,512)
Depreciation, depletion and amortization of tangible assets and mineral interests	(7,338)	(1,160)	(532)	(30)	—	(9,060)
Operating income	17,094	386	1,546	(396)	—	18,630
Equity in net income (loss) of affiliates and other items	1,880	256	93	(37)	—	2,192
Tax on net operating income	(10,380)	(226)	(438)	(71)	—	(11,115)
Net operating income	8,594	416	1,201	(504)	—	9,707
Net cost of net debt						(513)
Non-controlling interests						(200)
Net income						8,994

9 months 2013 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(51)	—	—	—	—	(51)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(51)	—	—	—	—	(51)
Operating expenses	(113)	(947)	(81)	—	—	(1,141)
Depreciation, depletion and amortization of tangible assets and mineral interests	(855)	(12)	—	—	—	(867)
Operating income (b)	(1,019)	(959)	(81)	—	—	(2,059)
Equity in net income (loss) of affiliates and other items	(305)	(66)	27	(34)	—	(378)
Tax on net operating income	533	25	30	(45)	—	543
Net operating income (b)	(791)	(1,000)	(24)	(79)	—	(1,894)
Net cost of net debt						—
Non-controlling interests						(19)
Net income						(1,913)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(896)	(42)	—
On net operating income	—	(590)	(26)	—

9 months 2013 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	19,428	84,870	82,495	8	—	186,801
Intersegment sales	27,432	39,235	1,771	120	(68,558)	—
Excise taxes	—	(3,477)	(14,071)	—	—	(17,548)
Revenues from sales	46,860	120,628	70,195	128	(68,558)	169,253
Operating expenses	(22,264)	(118,135)	(68,036)	(494)	68,558	(140,371)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,483)	(1,148)	(532)	(30)	—	(8,193)
Adjusted operating income	18,113	1,345	1,627	(396)	—	20,689
Equity in net income (loss) of affiliates and other items	2,185	322	66	(3)	—	2,570
Tax on net operating income	(10,913)	(251)	(468)	(26)	—	(11,658)
Adjusted net operating income	9,385	1,416	1,225	(425)	—	11,601
Net cost of net debt						(513)
Non-controlling interests						(181)
Adjusted net income						10,907
Adjusted fully-diluted earnings per share ($)						4.81

(a) Except for earnings per share.

9 months 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	20,252	1,752	994	116	—	23,114
Total divestments	4,974	320	123	43	—	5,460
Cash flow from operating activities	14,547	2,444	2,115	(171)	—	18,935

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

For the year ended December 31, 2012 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	28,449	117,067	111,281	240	—	257,037
Intersegment sales	40,498	57,134	970	256	(98,858)	—
Excise taxes	—	(4,616)	(18,205)	—	—	(22,821)
Revenues from sales	68,947	169,585	94,046	496	(98,858)	234,216
Operating expenses	(33,361)	(166,379)	(91,907)	(1,249)	98,858	(194,038)
Depreciation, depletion and amortization of tangible assets and mineral interests	(9,555)	(1,856)	(780)	(46)	—	(12,237)
Operating income	26,031	1,350	1,359	(799)	—	27,941
Equity in net income (loss) of affiliates and other items	3,005	271	(252)	353	—	3,377
Tax on net operating income	(15,879)	(337)	(488)	(163)	—	(16,867)
Net operating income	13,157	1,284	619	(609)	—	14,451
Net cost of net debt						(615)
Non-controlling interests						(188)
Net income						13,648

For the year ended December 31, 2012 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(12)	—	—	—	—	(12)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(12)	—	—	—	—	(12)
Operating expenses	(752)	(257)	(294)	(115)	—	(1,418)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,538)	(266)	(87)	—	—	(1,891)
Operating income (b)	(2,302)	(523)	(381)	(115)	—	(3,321)
Equity in net income (loss) of affiliates and other items	326	(51)	(154)	188	—	309
Tax on net operating income	817	90	85	(139)	—	853
Net operating income (b)	(1,159)	(484)	(450)	(66)	—	(2,159)
Net cost of net debt						—
Non-controlling interests						35
Net income						(2,124)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(230)	(71)	—
On net operating income	—	(149)	(50)	16

For the year ended December 31, 2012 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	28,461	117,067	111,281	240	—	257,049
Intersegment sales	40,498	57,134	970	256	(98,858)	—
Excise taxes	—	(4,616)	(18,205)	—	—	(22,821)
Revenues from sales	68,959	169,585	94,046	496	(98,858)	234,228
Operating expenses	(32,609)	(166,122)	(91,613)	(1,134)	98,858	(192,620)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,017)	(1,590)	(693)	(46)	—	(10,346)
Adjusted operating income	28,333	1,873	1,740	(684)	—	31,262
Equity in net income (loss) of affiliates and other items	2,679	322	(98)	165	—	3,068
Tax on net operating income	(16,696)	(427)	(573)	(24)	—	(17,720)
Adjusted net operating income	14,316	1,768	1,069	(543)	—	16,610
Net cost of net debt						(615)
Non-controlling interests						(223)
Adjusted net income						15,772
Adjusted fully-diluted earnings per share ($)						5.08

(a) Except for earnings per share.

For the year ended December 31, 2012 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	25,200	2,502	1,671	102	—	29,475
Total divestments	3,595	392	196	3,360	—	7,543
Cash flow from operating activities	24,354	2,726	1,456	322	—	28,858

Consolidated Financial Statements as of September 30, 2014

Adjustment items by business segment
(M$)

ADJUSTMENTS TO OPERATING INCOME

(M$)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
3rd quarter 2014	Inventory valuation effect	—	(497)	(66)	—	(563)
	Effect of changes in fair value	17	—	—	—	17
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(110)	(12)	—	—	(122)
	Other items	(79)	(15)	—	—	(94)
Total		(172)	(524)	(66)	—	(762)
3rd quarter 2013	Inventory valuation effect	—	(153)	93	—	(60)
	Effect of changes in fair value	(12)	—	—	—	(12)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(855)	(7)	—	—	(862)
	Other items	(113)	—	(39)	—	(152)
Total		(980)	(160)	54	—	(1,086)
9 months 2014	Inventory valuation effect	—	(538)	(89)	—	(627)
	Effect of changes in fair value	7	—	—	—	7
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(110)	(52)	—	—	(162)
	Other items	(194)	(15)	(22)	—	(231)
Total		(297)	(605)	(111)	—	(1,013)
9 months 2013	Inventory valuation effect	—	(896)	(42)	—	(938)
	Effect of changes in fair value	(51)	—	—	—	(51)
	Restructuring charges	—	(2)	—	—	(2)
	Asset impairment charges	(855)	(12)	—	—	(867)
	Other items	(113)	(49)	(39)	—	(201)
Total		(1,019)	(959)	(81)	—	(2,059)

ADJUSTMENTS TO NET INCOME, GROUP SHARE

(M$)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
3rd quarter 2014	Inventory valuation effect	—	(370)	(33)	—	(403)
	Effect of changes in fair value	14	—	—	—	14
	TOTAL’s equity share of adjustments related to Sanofi	—	—	—	—	—
	Restructuring charges	—	(7)	—	—	(7)
	Asset impairment charges	(110)	(12)	(65)	—	(187)
	Gains (losses) on disposals of assets	580	—	—	—	580
	Other items	(79)	(13)	—	—	(92)
Total		405	(402)	(98)	—	(95)
3rd quarter 2013	Inventory valuation effect	—	(84)	52	—	(32)
	Effect of changes in fair value	(9)	—	—	—	(9)
	TOTAL’s equity share of adjustments related to Sanofi	—	—	—	—	—
	Restructuring charges	—	(12)	(9)	—	(21)
	Asset impairment charges	(581)	(7)	—	—	(588)
	Gains (losses) on disposals of assets	1,157	—	—	—	1,157
	Other items	(113)	(275)	14	(79)	(453)
Total		454	(378)	57	(79)	54
9 months 2014	Inventory valuation effect	—	(404)	(56)	—	(460)
	Effect of changes in fair value	6	—	—	—	6
	Restructuring charges	—	(8)	(4)	—	(12)
	Asset impairment charges	(460)	(88)	(65)	—	(613)
	Gains (losses) on disposals of assets	1,179	—	—	—	1,179
	Other items	(194)	(23)	(17)	—	(234)
Total		531	(523)	(142)	—	(134)
9 months 2013	Inventory valuation effect	—	(590)	(35)	—	(625)
	Effect of changes in fair value	(39)	—	—	—	(39)
	Restructuring charges	—	(32)	(22)	—	(54)
	Asset impairment charges	(581)	(11)	—	—	(592)
	Gains (losses) on disposals of assets	(58)	(59)	—	—	(117)
	Other items	(113)	(308)	14	(79)	(486)
Total		(791)	(1,000)	(43)	(79)	(1,913)

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

3rd quarter 2014 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	60,346	17	60,363
Excise taxes	(6,141)	—	(6,141)
Revenues from sales	54,205	17	54,222

Purchases, net of inventory variation	(38,065)	(563)	(38,628)
Other operating expenses	(6,831)	(94)	(6,925)
Exploration costs	(433)	—	(433)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,960)	(122)	(3,082)
Other income	209	432	641
Other expense	(143)	(12)	(155)

Financial interest on debt	(173)	—	(173)
Financial income from marketable securities & cash equivalents	30	—	30
Cost of net debt	(143)	—	(143)

Other financial income	176	—	176
Other financial expense	(159)	—	(159)

Equity in net income (loss) of affiliates	949	(98)	851

Income taxes	(3,169)	332	(2,837)
Consolidated net income	3,636	(108)	3,528
Group share	3,558	(95)	3,463
Non-controlling interests	78	(13)	65

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3rd quarter 2013 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	61,856	(12)	61,844
Excise taxes	(6,168)	—	(6,168)
Revenues from sales	55,688	(12)	55,676

Purchases, net of inventory variation	(38,847)	(60)	(38,907)
Other operating expenses	(6,510)	(152)	(6,662)
Exploration costs	(751)	—	(751)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,811)	(862)	(3,673)
Other income	186	1,312	1,498
Other expense	(129)	(84)	(213)

Financial interest on debt	(211)	—	(211)
Financial income from marketable securities & cash equivalents	13	—	13
Cost of net debt	(198)	—	(198)

Other financial income	182	—	182
Other financial expense	(203)	—	(203)

Equity in net income (loss) of affiliates	816	12	828

Income taxes	(3,734)	(77)	(3,811)
Consolidated net income	3,689	77	3,766
Group share	3,628	54	3,682
Non-controlling interests	61	23	84

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

9 months 2014 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	183,604	7	183,611
Excise taxes	(18,327)	—	(18,327)
Revenues from sales	165,277	7	165,284

Purchases, net of inventory variation	(116,704)	(627)	(117,331)
Other operating expenses	(21,287)	(231)	(21,518)
Exploration costs	(1,353)	—	(1,353)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,594)	(162)	(8,756)
Other income	757	1,080	1,837
Other expense	(406)	(61)	(467)

Financial interest on debt	(640)	—	(640)
Financial income from marketable securities & cash equivalents	80	—	80
Cost of net debt	(560)	—	(560)

Other financial income	602	—	602
Other financial expense	(508)	—	(508)

Equity in net income (loss) of affiliates	2,662	(464)	2,198

Income taxes	(9,653)	317	(9,336)
Consolidated net income	10,233	(141)	10,092
Group share	10,036	(134)	9,902
Non-controlling interests	197	(7)	190

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

9 months 2013 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	186,801	(51)	186,750
Excise taxes	(17,548)	—	(17,548)
Revenues from sales	169,253	(51)	169,202

Purchases, net of inventory variation	(117,919)	(938)	(118,857)
Other operating expenses	(20,941)	(203)	(21,144)
Exploration costs	(1,511)	—	(1,511)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,193)	(867)	(9,060)
Other income	359	1,643	2,002
Other expense	(345)	(2,009)	(2,354)

Financial interest on debt	(672)	—	(672)
Financial income from marketable securities & cash equivalents	59	—	59
Cost of net debt	(613)	—	(613)

Other financial income	524	—	524
Other financial expense	(551)	—	(551)

Equity in net income (loss) of affiliates	2,583	(12)	2,571

Income taxes	(11,558)	543	(11,015)
Consolidated net income	11,088	(1,894)	9,194
Group share	10,907	(1,913)	8,994
Non-controlling interests	181	19	200

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST NINE MONTHS OF 2014

(unaudited, 2013 data converted from the Euro to the US Dollar)

1) Accounting policies

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of September 30, 2014 are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

In order to make the financial information of TOTAL more readable by better reflecting the performance of its activities mainly carried out in U.S. dollars, TOTAL has changed, effective January 1, 2014, the presentation currency of the Group’s consolidated financial statements from the Euro to the US Dollar. The statutory financial statements of TOTAL S.A., the parent company of the Group, remain prepared in euro. The dividend paid remains fixed in euro.

Following this change in accounting policy, the comparative consolidated financial statements are presented in U.S. dollars.

Currency translation adjustments have been set to zero as of January 1, 2004, the date of transition to IFRS. Cumulative currency translation adjustments are presented as if the Group had used the US Dollar as the presentation currency of its consolidated financial statements since that date.

The accounting policies applied for the consolidated financial statements as of September 30, 2014 do not differ significantly from those applied for the consolidated financial statements as of December 31, 2013 which have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board). New texts or amendments which were mandatory for the periods beginning on or after January 1, 2014 did not have a material impact on the Group’s consolidated financial statements as of September 30, 2014, with the exception of interpretation IFRIC 21:

•                  In May 2013, the IASB issued the interpretation IFRIC 21 “Levies”. This interpretation is applicable retrospectively for annual periods beginning on or after January 1, 2014. The text indicates that the obligating event for the recognition of a liability is the activity described in the relevant legislation that triggers the payment of the levy. The comparative consolidated financial statements have been restated accordingly.

The impact on shareholders’ equity as of January 1, 2011, is +$46 million. The impact on the statement of income for 2011 and 2012 is not significant. Net income, Group share, for 2013 is increased by $24 million (1st quarter: -$83 million, 2nd quarter: +$48 million, 3rd quarter: +$37 million, 4th quarter: +$22 million).

The preparation of financial statements in accordance with IFRS requires the executive management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. The management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirement benefits and the income tax computation. These estimates and assumptions are described in the Notes to the consolidated financial statements as of December 31, 2013.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Group structure, main acquisitions and divestments

➢     Upstream

•                  TOTAL finalized in March 2014 the sale to Sonangol E&P of its interest in block 15/06 in Angola.

•                  TOTAL finalized in March 2014 the acquisition from InterOil Corporation of a 40.1% interest (before possible entry by the State) in block PRL 15 containing the gas field Elk-Antelope in Papua New Guinea for an amount of $405 million, paid on April 2, 2014.

•                  On February 27, 2014, TOTAL floated GazTransport et Technigaz S.A. (GTT), an engineering company specializing in the design of cryogenic membranes for the transport and storage of LNG. With this quotation on Euronext Paris, TOTAL has reduced its interest in the equity of the company from 30.0% to 10.4%. The listing was completed at a price of €46 per share, valuing 100% of the equity of the company on the issue date at €1.7 billion. This sale generated a gain on disposal of $599 million after tax.

•                  TOTAL finalized during the first nine months of 2014 the acquisition of an additional 1.28% interest in Novatek for an amount of $434 million, bringing TOTAL’s overall interest in Novatek to 18.24% as at September 30, 2014. Since July 18, 2014 the Group has not acquired any additional shares of Novatek.

•                  TOTAL finalized in August the sale of its 10% interest in the Shah Deniz field and the South Caucasus Pipeline to TPAO, the Turkish state-owned exploration and production company for an amount of $1,513 million. This sale generated a gain on disposal of $580 million after tax.

3) Adjustment items

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive committee.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment item reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M$)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
3rd quarter 2014	Inventory valuation effect	—	(497)	(66)	—	(563)
	Effect of changes in fair value	17	—	—	—	17
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(110)	(12)	—	—	(122)
	Other items	(79)	(15)	—	—	(94)
Total		(172)	(524)	(66)	—	(762)
3rd quarter 2013	Inventory valuation effect	—	(153)	93	—	(60)
	Effect of changes in fair value	(12)	—	—	—	(12)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(855)	(7)	—	—	(862)
	Other items	(113)	—	(39)	—	(152)
Total		(980)	(160)	54	—	(1,086)
9 months 2014	Inventory valuation effect	—	(538)	(89)	—	(627)
	Effect of changes in fair value	7	—	—	—	7
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(110)	(52)	—	—	(162)
	Other items	(194)	(15)	(22)	—	(231)
Total		(297)	(605)	(111)	—	(1,013)
9 months 2013	Inventory valuation effect	—	(896)	(42)	—	(938)
	Effect of changes in fair value	(51)	—	—	—	(51)
	Restructuring charges	—	(2)	—	—	(2)
	Asset impairment charges	(855)	(12)	—	—	(867)
	Other items	(113)	(49)	(39)	—	(201)
Total		(1,019)	(959)	(81)	—	(2,059)

ADJUSTMENTS TO NET INCOME, GROUP SHARE

(M$)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
3rd quarter 2014	Inventory valuation effect	—	(370)	(33)	—	(403)
	Effect of changes in fair value	14	—	—	—	14
	Restructuring charges	—	(7)	—	—	(7)
	Asset impairment charges	(110)	(12)	(65)	—	(187)
	Gains (losses) on disposals of assets	580	—	—	—	580
	Other items	(79)	(13)	—	—	(92)
Total		405	(402)	(98)	—	(95)
3rd quarter 2013	Inventory valuation effect	—	(84)	52	—	(32)
	Effect of changes in fair value	(9)	—	—	—	(9)
	Restructuring charges	—	(12)	(9)	—	(21)
	Asset impairment charges	(581)	(7)	—	—	(588)
	Gains (losses) on disposals of assets	1,157	—	—	—	1,157
	Other items	(113)	(275)	14	(79)	(453)
Total		454	(378)	57	(79)	54
9 months 2014	Inventory valuation effect	—	(404)	(56)	—	(460)
	Effect of changes in fair value	6	—	—	—	6
	Restructuring charges	—	(8)	(4)	—	(12)
	Asset impairment charges	(460)	(88)	(65)	—	(613)
	Gains (losses) on disposals of assets	1,179	—	—	—	1,179
	Other items	(194)	(23)	(17)	—	(234)
Total		531	(523)	(142)	—	(134)
9 months 2013	Inventory valuation effect	—	(590)	(35)	—	(625)
	Effect of changes in fair value	(39)	—	—	—	(39)
	Restructuring charges	—	(32)	(22)	—	(54)
	Asset impairment charges	(581)	(11)	—	—	(592)
	Gains (losses) on disposals of assets	(58)	(59)	—	—	(117)
	Other items	(113)	(308)	14	(79)	(486)
Total		(791)	(1,000)	(43)	(79)	(1,913)

Extensive studies have confirmed a technical scheme to develop the Shtokman field in Russia, but at a too high cost that does not provide an acceptable profitability. The Group remains in contact with Gazprom to study other technical schemes that enhance the economics and to define an eventual future participation in the development of the field. In the meantime, the Group decided to depreciate its investment of $350 million in this project in the 1st quarter 2014.

4) Shareholders’ equity

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of September 30, 2014, TOTAL S.A. holds 9,030,345 of its own shares, representing 0.38% of its share capital, detailed as follows:

•                  8,946,930 shares allocated to TOTAL share grant plans for Group employees; and

•                  83,415 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans.

These shares are deducted from the consolidated shareholders’ equity.

Treasury shares (TOTAL shares held by Group subsidiaries)

As of September 30, 2014, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.21% of its share capital, detailed as follows:

•                  2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.;

•                  98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval), 100% indirectly controlled by TOTAL S.A.

These shares are deducted from the consolidated shareholders’ equity.

Dividend

The shareholders’ meeting on May 16, 2014 approved the payment of a cash dividend of €2.38 per share for the 2013 fiscal year. Taking into account the three quarterly dividends of €0.59 per share that have already been paid on September 27, 2013, December 19, 2013, and March 27, 2014, the remaining balance of €0.61 per share was paid on June 5, 2014.

A first quarterly dividend for the fiscal year 2014 of €0.61 per share, decided by the Board of Directors on April 29, 2014, was paid on September 26, 2014 (the ex-dividend date was September 23, 2014).

A second quarterly dividend for the fiscal year 2014 of €0.61 per share, decided by the Board of Directors on July 29, 2014, will be paid on December 17, 2014 (the ex-dividend date will be December 15, 2014).

A third quarterly dividend for the fiscal year 2014 of €0.61 per share, decided by the Board of Directors on October 28, 2014, will be paid on March 25, 2015 (the ex-dividend date will be March 23, 2015).

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to 1.15 Euro per share for the 3rd quarter 2014 (1.00 Euro per share for the 2nd quarter 2014 and 1.22 Euro per share for the 3rd quarter 2013). Diluted earnings per share calculated using the same method amounted to 1.15 Euro per share for the 3rd quarter 2014 (0.99 Euro per share for the 2nd quarter 2014 and 1.22 Euro per share for the 3rd quarter 2013).

Other comprehensive income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M$)	9 months 2014		9 months 2013
Actuarial gains and losses		(1,625)		19
Tax effect		569		(3)
Currency translation adjustment generated by the mother company		(6,477)		1,645
Items not potentially reclassifiable to profit or loss		(7,533)		1,661

Currency translation adjustment		3,265		(1,157)
- unrealized gain/(loss) of the period	3,301		(1,199)
- less gain/(loss) included in net income	36		(42)

Available for sale financial assets		(24)		8
- unrealized gain/(loss) of the period	(33)		8
- less gain/(loss) included in net income	(9)		—

Cash flow hedge		109		133
- unrealized gain/(loss) of the period	(105)		170
- less gain/(loss) included in net income	(214)		37

Share of other comprehensive income of equity affiliates, net amount		(296)		(607)

Other		—		(15)
- unrealized gain/(loss) of the period	—		(15)
- less gain/(loss) included in net income	—		—

Tax effect		(28)		(50)
Items potentially reclassifiable to profit or loss		3,026		(1,688)
Total other comprehensive income, net amount		(4,507)		(27)

Tax effects relating to each component of other comprehensive income are as follows:

	9 months 2014			9 months 2013
(M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	(1,625)	569	(1,056)	19	(3)	16
Currency translation adjustment generated by the mother company	(6,477)	—	(6,477)	1,645	—	1,645
Items not potentially reclassifiable to profit or loss	(8,102)	569	(7,533)	1,664	(3)	1,661
Currency translation adjustment	3,265	—	3,265	(1,157)	—	(1,157)
Available for sale financial assets	(24)	10	(14)	8	(1)	7
Cash flow hedge	109	(38)	71	133	(49)	84
Share of other comprehensive income of equity affiliates, net amount	(296)	—	(296)	(607)	—	(607)
Other	—	—	—	(15)	—	(15)
Items potentially reclassifiable to profit or loss	3,054	(28)	3,026	(1,638)	(50)	(1,688)
Total other comprehensive income	(5,048)	541	(4,507)	26	(53)	(27)

5) Financial debt

The Group issued bonds through its subsidiary Total Capital International and Total Capital Canada Ltd, during the first nine months of 2014:

-                    Bond 1.000% 2014-2017 (500 million USD)

-                    Bond 2.125% 2014-2019 (750 million USD)

-                    Bond 3.750% 2014-2024 (1,250 million USD)

-                    Bond 4.125% 2014-2019 (150 million AUD)

-                    Bond US Libor 3 months +38 bp 2014-2019 (200 million USD)

-                    Bond 3.000% 2014-2044 (100 million EUR)

-                    Bond 2.500% 2014-2026 (850 million EUR)

-                    Bond 2.500% 2014-2026 (250 million EUR)

-                    Bond 2.100% 2014-2019 (1,000 million USD)

-                    Bond US Libor 3 months +35 bp 2014-2019 (250 million USD)

-                    Bond 2.750% 2014-2021 (1,000 million USD)

-                    Bond 3.750% 2014-2019 (100 million AUD)

-                    Bond 5.000% 2014-2019 (100 millions de NZD)

-                    Bond GBP Libor 3 months +30 bp 2014-2019 (275 million GBP)

-                    Bond 1.000% 2014-2024 (800 million CHF)

-                    Bond 5.000% 2014-2020 (100 million NZD)

-                    Bond 2.125% 2014-2020 (100 million CAD)

-                    Bond 1.125% 2014-2022 (1,000 million EUR)

-                    Bond 2.125% 2014-2029 (1,500 million EUR)

-                    Bond 3.750% 2014-2020 (100 million AUD)

The Group reimbursed bonds during the first nine months of 2014:

-                    Bond 1.625% 2011-2014 (750 million USD)

-                    Bond US Libor 3 months +38 bp 2011-2014 (750 million USD)

-                    Bond 5.750% 2011-2014 (100 million AUD)

-                    Bond 3.500% 2009-2014 (1,000 million EUR)

-                    Bond 3.240% 2009-2014 (396 million HKD)

-                    Bond 3.500% 2009-2014 (150 million EUR)

-                    Bond 1.723% 2007-2014 (8,000 million JPY)

-                    Bond 5.750% 2010-2014 (150 million AUD)

-                    Bond 2.500% 2010-2014 (150 million CAD)

-                    Bond 4.750% 2010-2014 (100 million NZD)

In the context of its active cash management, the Group may temporarily increase its current borrowings, particularly in the form of commercial paper. The changes in current borrowings, cash and cash equivalents and current financial assets resulting from this cash management in the quarterly financial statements are not necessarily representative of a longer-term position.

6) Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning transactions with related parties during the first nine months of 2014.

7) Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Antitrust investigations

The principal antitrust proceedings in which the Group’s companies are involved are described below.

Refining & Chemicals segment

As part of the spin-off of Arkema1 in 2006, TOTAL S.A. and certain other Group companies agreed to grant Arkema for a period of ten years a guarantee for potential monetary consequences related to antitrust proceedings arising from events prior to the spin-off.

As of December 31, 2013, all public and civil proceedings covered by the guarantee were definitively resolved in Europe and in the United States. Despite the fact that Arkema has implemented since 2001 compliance procedures that are designed to prevent its employees from violating antitrust provisions, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema regarding events prior to the spin-off.

Marketing & Services segment

•                  Following the appeal lodged by the Group’s companies against the European Commission’s 2008 decision fining Total Marketing Services an amount of €128.2 million, in relation to practices regarding a product line of the Marketing & Services segment, which the company had already paid, and concerning which TOTAL S.A. was declared jointly liable as the parent company, the relevant European court decided during the third quarter of 2013 to reduce the fine imposed on Total Marketing Services to €125.5 million without modifying the liability of TOTAL S.A. as parent company. Appeals have been lodged against this judgment.

•                  In the Netherlands, a civil proceeding was initiated against TOTAL S.A., Total Marketing Services and other companies, by third parties alleging damages in connection with practices already sanctioned by the European Commission. At this stage, the plaintiffs have not communicated the amount of their claim.

•                  Finally, in Italy, in 2013, a civil proceeding was initiated against TOTAL S.A. and its subsidiary Total Aviazione Italia Srl before the competent Italian civil court. The plaintiff claims against TOTAL S.A., its subsidiary and other third parties, damages that it estimates to be nearly €908 million. This procedure follows practices that had been sanctioned by the Italian competition authority in 2006. The existence and the assessment of the alleged damages in this procedure involving multiple defendants are strongly contested.

Whatever the evolution of the proceedings described above, the Group believes that their outcome should not have a material adverse effect on the Group’s financial situation or consolidated results.

Grande Paroisse

An explosion occurred at the Grande Paroisse industrial site in the city of Toulouse in France on September 21, 2001. Grande Paroisse, a former subsidiary of Atofina which became a subsidiary of Elf Aquitaine Fertilisants on December 31, 2004,

(1) Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. Arkema became an independent company after being spun-off from TOTAL S.A. in May 2006.

as part of the reorganization of the Chemicals segment, was principally engaged in the production and sale of agricultural fertilizers. The explosion, which involved a stockpile of ammonium nitrate pellets, destroyed a portion of the site and caused the death of thirty-one people, including twenty-one workers at the site, and injured many others. The explosion also caused significant damage to certain property in part of the city of Toulouse.

This plant has been closed and individual assistance packages have been provided for employees. The site has been rehabilitated.

On December 14, 2006, Grande Paroisse signed, under the supervision of the city of Toulouse, a deed whereby it donated the former site of the AZF plant to the greater agglomeration of Toulouse (CAGT) and the Caisse des dépôts et consignations and its subsidiary ICADE. Under this deed, TOTAL S.A. guaranteed the site remediation obligations of Grande Paroisse and granted a €10 million endowment to the InNaBioSanté research foundation as part of the setting up of a cancer research center at the site by the city of Toulouse.

After having articulated several hypotheses, the Court-appointed experts did not maintain in their final report filed on May 11, 2006, that the accident was caused by pouring a large quantity of a chlorine compound over ammonium nitrate. Instead, the experts have retained a scenario where a container of chlorine compound sweepings was poured between a layer of wet ammonium nitrate covering the floor and a quantity of dry agricultural nitrate at a location not far from the principal storage site. This is claimed to have caused an explosion which then spread into the main storage site. Grande Paroisse was investigated based on this new hypothesis in 2006; Grande Paroisse is contesting this explanation, which it believes to be based on elements that are not factually accurate.

On July 9, 2007, the investigating magistrate brought charges against Grande Paroisse and the former Plant Manager before the Toulouse Criminal Court. In late 2008, TOTAL S.A. and Mr. Thierry Desmarest, Chairman and CEO at the time of the event, were summoned to appear in Court pursuant to a request by a victims association.

On November 19, 2009, the Toulouse Criminal Court acquitted both the former Plant Manager, and Grande Paroisse due to the lack of reliable evidence for the explosion. The Court also ruled that the summonses against TOTAL S.A. and Mr. Thierry Desmarest were inadmissible.

Due to the presumption of civil liability that applied to Grande Paroisse, the Court declared Grande Paroisse civilly liable for the damages caused by the explosion to the victims in its capacity as custodian and operator of the plant.

The Prosecutor’s office, together with certain third parties, appealed the Toulouse Criminal Court verdict. In order to preserve its rights, Grande Paroisse lodged a cross-appeal with respect to civil charges.

By its decision of September 24, 2012, the Court of Appeal of Toulouse (Cour d’appel de Toulouse) upheld the lower court verdict pursuant to which the summonses against TOTAL S.A. and Mr. Thierry Desmarest were determined to be inadmissible. This element of the decision has been appealed by certain third parties before the French Supreme Court (Cour de cassation).

The Court of Appeal considered, however, that the explosion was the result of the chemical accident described by the court-appointed experts. Accordingly, it convicted the former Plant Manager and Grande Paroisse. This element of the decision has been appealed by the former Plant Manager and Grande Paroisse before the French Supreme Court (Cour de cassation), which has the effect of suspending their criminal sentences.

A compensation mechanism for victims was set up immediately following the explosion. €2.3 billion was paid for the compensation of claims and related expenses amounts. A €11.3 million reserve remains booked in the Group’s consolidated financial statements as of September 30, 2014.

Blue Rapid and the Russian Olympic Committee — Russian regions and Interneft

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine, alleging a so-called non-completion by a former subsidiary of Elf Aquitaine of a contract related to an exploration and production project in Russia negotiated in the early 1990s. Elf Aquitaine believed this claim to be unfounded and opposed it. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim against Elf Aquitaine and found that the Russian Olympic Committee did not have standing in the matter. Blue Rapid and the Russian Olympic Committee appealed this decision. On June 30, 2011, the Court of Appeal of Paris dismissed as inadmissible the claim of Blue Rapid and the Russian Olympic Committee against Elf Aquitaine, notably on the grounds of the contract having lapsed. Blue Rapid and the Russian Olympic Committee appealed this decision to the French Supreme Court.

In connection with the same facts, and fifteen years after the termination of the exploration and production contract, a Russian company, which was held not to be the contracting party to the contract, and two regions of the Russian Federation that were not even parties to the contract, launched an arbitration procedure against the aforementioned former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming alleged damages of $22.4 billion. For the same reasons as those successfully adjudicated by Elf Aquitaine against Blue Rapid and the Russian Olympic Committee, the Group considers this claim to be unfounded as a matter of law and fact. The Group has lodged a criminal complaint to denounce the fraudulent claim of which the Group believes it is a victim and, has taken and reserved its rights to take other actions and measures to defend its interests.

Iran

In 2003, the United States Securities and Exchange Commission (SEC) followed by the Department of Justice (DoJ) issued a formal order directing an investigation in connection with the pursuit of business in Iran by certain oil companies including, among others, TOTAL.

The inquiry concerned an agreement concluded by the Company with consultants concerning gas fields in Iran and aimed at verifying whether certain payments made under this agreement would have benefited Iranian officials in violation of the Foreign Corrupt Practices Act (FCPA) and the Company’s accounting obligations.

In late May 2013, and after several years of discussions, TOTAL reached settlements with the U.S. authorities (a Deferred Prosecution Agreement with the DoJ and a Cease and Desist Order with the SEC). These settlements, which put an end to these investigations, were concluded without admission of guilt and in exchange for TOTAL respecting a number of obligations, including the payment of a fine ($245.2 million) and civil compensation ($153 million) that occurred during the second quarter of 2013. The reserve of $398.2 million that was booked in the financial statements as of June 30, 2012, has been fully released. By virtue of these settlements, TOTAL also accepted the appointment of a French independent compliance monitor to review the Group’s compliance program and to recommend possible improvements.

With respect to the same facts, TOTAL and its late Chairman and Chief Executive Officer, who was President of the Middle East at the time of the facts, were placed under formal investigation in France following a judicial inquiry initiated in 2006. In late May 2013, the Prosecutor’s office recommended that the case be sent to trial. This position was reiterated by the Prosecutor’s office in June 2014. By order notified in October 2014, the investigating magistrate decided to refer the case to trial.

At this point, the Company considers that the resolution of these cases is not expected to have a significant impact on the Group’s financial situation or consequences for its future planned operations.

Oil-for-Food Program

Several countries have launched investigations concerning possible violations related to the United Nations (UN) Oil-for-Food Program in Iraq.

Pursuant to a French criminal investigation, certain current or former Group Employees were placed under formal criminal investigation for possible charges as accessories to the misappropriation of Corporate assets and as accessories to the corruption of foreign public agents. In 2007, the criminal investigation was closed and the case was transferred to the Prosecutor’s office. In 2009, the Prosecutor’s office recommended to the investigating magistrate that the case against the Group’s current and former employees and TOTAL’s late Chairman and Chief Executive Officer, formerly President of the Group’s Exploration & Production division, not be pursued.

In early 2010, despite the recommendation of the Prosecutor’s office, a new investigating magistrate, having taken over the case, decided to indict TOTAL S.A. on bribery charges as well as complicity and influence peddling. The indictment was brought eight years after the beginning of the investigation without any new evidence being introduced.

In October 2010, the Prosecutor’s office recommended to the investigating magistrate that the case against TOTAL S.A., the Group’s former employees and TOTAL’s late Chairman and Chief Executive Officer not be pursued. However, by ordinance notified in early August 2011, the investigating magistrate on the matter decided to send the case to trial. On July 8, 2013, TOTAL S.A., the Group’s former employees and TOTAL’s late Chairman and Chief Executive Officer were cleared of all charges by the Criminal Court, which found that none of the offenses for which they had been prosecuted were established. On July 18, 2013, the Prosecutor’s office appealed the parts of the Criminal Court’s decision acquitting TOTAL S.A. and certain of the Group’s former employees. TOTAL’s late Chairman and Chief Executive Officer’s acquittal issued on July 8, 2013 was irrevocable since the Prosecutor’s office did not appeal this part of the Criminal Court’s decision. The appeal hearing is expected to start in October 2015.

Italy

As part of an investigation led by the Prosecutor of the Republic of the Potenza Court, Total Italia and certain Group employees were the subjects of an investigation related to certain calls for tenders that Total Italia made for the preparation and development of an oil field.

The criminal investigation was closed in the first half of 2010.

In May 2012, the Judge of the preliminary hearing decided to dismiss the charges against some of the Group’s employees and to refer the case for trial for a reduced number of charges. The trial started in September 2012.

Rivunion

On July 9, 2012, the Swiss Tribunal Fédéral (Switzerland’s Supreme Court) rendered a decision against Rivunion, a wholly-owned subsidiary of Elf Aquitaine, confirming a tax reassessment in the amount of CHF 171 million (excluding interest for late payment). According to the Tribunal, Rivunion was held liable as tax collector for withholding taxes owed by the beneficiaries of taxable services. Rivunion, in liquidation since March 13, 2002, unable to recover the amounts corresponding to the withholding taxes in order to meet its fiscal obligations, has been subject to insolvency proceedings since November 1, 2012. On August 29, 2013, the Swiss federal tax administration lodged a claim as part of the insolvency proceedings of Rivunion, for an amount of CHF 284 million, including CHF 171 million of principal as well as interest for late payment.

Total Gabon

On February 14, 2014, Total Gabon received a tax re-assessment notice from the Ministère de l’Économie et de la Prospective of the Gabonese Republic accompanied by a partial tax collection notice, following the tax audit of Total Gabon in relation to the years 2008 to 2010. The amount referred to in the above tax re-assessment notice is $805 million. The partial tax collection procedure was suspended on March 5, 2014 further to the action that Total Gabon engaged before the Tax Administration.

Total Gabon disputes the grounds for the re-assessment and the associated amounts. Discussions with the competent authorities are continuing.

Kashagan

In Kazakhstan, the start-up of production of the Kashagan field, in which TOTAL holds an interest of 16.81%, occurred on September 11, 2013. Following the detection of a gas leak from the export pipeline, production was stopped on September 24, 2013. Production was resumed but then stopped again shortly thereafter following the detection of another leak. Pressure tests were performed in a fully controlled environment revealing some other potential leaks/cracks. The production of the field was stopped and a thorough investigation was launched.

After the identification of a significant number of anomalies in the oil and gas export lines, it was decided to replace both pipelines and an action plan for remedial works is currently being finalized. Best international oil and gas field practices under strict HSE requirements are integral at all times within the venture in order to address, mitigate and remedy all problems prior to the restart of production.

In addition, the Atyrau Region Environmental Department (“ARED”) launched against the consortium developing the Kashagan field a procedure alleging non-compliance with environmental legislation related to gas emissions (flaring). On March 7, 2014, ARED issued a claim for environmental damages of approximately $737 million (KZT 134 billion), of which TOTAL’s share would be approximately $124 million (KZT 22.5 billion). The Kashagan project’s consortium disputes these allegations. Within the scope of this procedure, an administrative fine of $54 million, of which TOTAL’s share is $9 million, was issued and subsequently paid under protest by the consortium.

Russia

Since July 2014, the United States, the European Union and others have adopted economic sanctions against certain Russian entities due to the situation in Ukraine.

In particular, the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC) has adopted economic sanctions targeting various Russian entities in the financial and energy sectors, including OAO Novatek (a Russian company listed on the Moscow Interbank Currency Exchange and the London Stock Exchange) and entities in which OAO Novatek owns an interest of at least 50%. These sanctions prohibit U.S. persons from dealing with financing operations involving new long-term debt of greater than 90 days maturity for certain Russian entities targeted by the sanctions. Consequently, the use of the U.S. dollar for such financing is effectively prohibited.

As a result, the financing plan for the Yamal LNG project is being adapted to this new situation and the project’s partners are carrying out studies to find an adequate financing plan in view of the sanctions regime. In parallel, the development of the project is progressing in a satisfactory manner.

TOTAL continues to monitor the possible impacts of the different economic sanctions adopted by the U.S. and the EU on all of its activities in Russia. Within this framework, the Group is filing the requests for prior authorizations required by EU restrictive measures concerning the sale, supply, transfer or export of certain technologies, as well as the technical assistance, brokering services, financing and financial assistance related to such technologies.

As of September 30, 2014, the Group held through its subsidiary TOTAL E&P Arctic Russia, an 18.24% interest in the share capital of Novatek.  Novatek holds a 60% interest in OAO Yamal LNG alongside TOTAL (20%) and CNODC (20%), a subsidiary of CNPC.  Novatek also holds a 51% stake in ZOA Terneftegas, which holds the development and production license in the Termokarstovoye field, alongside TOTAL (49%). Since July 18, 2014, the Group has not acquired any additional shares of Novatek.

Djibouti

Following the confirmation of their conviction by a final judgment of the facts regarding pollution that occurred in the port of Djibouti in 1997, Total Djibouti SA and Total Marketing Djibouti SA each received in September 2014, an order to pay €53.8 million to the Republic of Djibouti. This amount was contested by the two companies who, unable to deal with the liability, have, in accordance with local law, filed with the court on October 7, 2014 declarations of insolvency. With respect to Djibouti TOTAL SA, the insolvency proceeding comprises a recovery plan.

Total Djibouti SA, a wholly-owned subsidiary of TOTAL S.A., fully holds the capital of Total Marketing Djibouti SA.

8) Information by business segment

9 months 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	18,069	83,099	82,430	13	—	183,611
Intersegment sales	23,053	35,627	1,276	162	(60,118)	—
Excise taxes	—	(3,733)	(14,594)	—	—	(18,327)
Revenues from sales	41,122	114,993	69,112	175	(60,118)	165,284
Operating expenses	(19,451)	(112,766)	(67,397)	(706)	60,118	(140,202)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,986)	(1,162)	(579)	(29)	—	(8,756)
Operating income	14,685	1,065	1,136	(560)	—	16,326
Equity in net income (loss) of affiliates and other items	3,344	160	55	103	—	3,662
Tax on net operating income	(8,590)	(215)	(331)	(323)	—	(9,459)
Net operating income	9,439	1,010	860	(780)	—	10,529
Net cost of net debt						(437)
Non-controlling interests						(190)
Net income						9,902

9 months 2014 (adjustments) (a)		Refining &	Marketing &
(M$)	Upstream	Chemicals	Services	Corporate	Intercompany	Total
Non-Group sales	7	—	—	—	—	7
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	7	—	—	—	—	7
Operating expenses	(194)	(553)	(111)	—	—	(858)
Depreciation, depletion and amortization of tangible assets and mineral interests	(110)	(52)	—	—	—	(162)
Operating income (b)	(297)	(605)	(111)	—	—	(1,013)
Equity in net income (loss) of affiliates and other items	712	(85)	(72)	—	—	555
Tax on net operating income	116	167	34	—	—	317
Net operating income (b)	531	(523)	(149)	—	—	(141)
Net cost of net debt						—
Non-controlling interests						7
Net income						(134)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

- On operating income	—	(538)	(89)	—
- On net operating income	—	(404)	(63)	—

9 months 2014 (adjusted)		Refining &	Marketing &
(M$)(a)	Upstream	Chemicals	Services	Corporate	Intercompany	Total
Non-Group sales	18,062	83,099	82,430	13	—	183,604
Intersegment sales	23,053	35,627	1,276	162	(60,118)	—
Excise taxes	—	(3,733)	(14,594)	—	—	(18,327)
Revenues from sales	41,115	114,993	69,112	175	(60,118)	165,277
Operating expenses	(19,257)	(112,213)	(67,286)	(706)	60,118	(139,344)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,876)	(1,110)	(579)	(29)	—	(8,594)
Adjusted operating income	14,982	1,670	1,247	(560)	—	17,339
Equity in net income (loss) of affiliates and other items	2,632	245	127	103	—	3,107
Tax on net operating income	(8,706)	(382)	(365)	(323)	—	(9,776)
Adjusted net operating income	8,908	1,533	1,009	(780)	—	10,670
Net cost of net debt						(437)
Non-controlling interests						(197)
Adjusted net income						10,036
Adjusted fully-diluted earnings per share ($)						4.40

(a) Except for earnings per share.

9 months 2014		Refining &	Marketing &
(M$)	Upstream	Chemicals	Services	Corporate	Intercompany	Total

Total expenditures	20,233	1,147	877	100	—	22,357
Total divestments	4,291	35	110	65	—	4,501
Cash flow from operating activities	14,058	3,189	1,094	(87)	—	18,254

9 months 2013		Refining &	Marketing &
(M$)	Upstream	Chemicals	Services	Corporate	Intercompany	Total
Non-Group sales	19,377	84,870	82,495	8	—	186,750
Intersegment sales	27,432	39,235	1,771	120	(68,558)	—
Excise taxes	—	(3,477)	(14,071)	—	—	(17,548)
Revenues from sales	46,809	120,628	70,195	128	(68,558)	169,202
Operating expenses	(22,377)	(119,082)	(68,117)	(494)	68,558	(141,512)
Depreciation, depletion and amortization of tangible assets and mineral interests	(7,338)	(1,160)	(532)	(30)	—	(9,060)
Operating income	17,094	386	1,546	(396)	—	18,630
Equity in net income (loss) of affiliates and other items	1,880	256	93	(37)	—	2,192
Tax on net operating income	(10,380)	(226)	(438)	(71)	—	(11,115)
Net operating income	8,594	416	1,201	(504)	—	9,707
Net cost of net debt						(513)
Non-controlling interests						(200)
Net income						8,994

9 months 2013 (adjustments) (a)		Refining &	Marketing &
(M$)	Upstream	Chemicals	Services	Corporate	Intercompany	Total
Non-Group sales	(51)	—	—	—	—	(51)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(51)	—	—	—	—	(51)
Operating expenses	(113)	(947)	(81)	—	—	(1,141)
Depreciation, depletion and amortization of tangible assets and mineral interests	(855)	(12)	—	—	—	(867)
Operating income (b)	(1,019)	(959)	(81)	—	—	(2,059)
Equity in net income (loss) of affiliates and other items	(305)	(66)	27	(34)	—	(378)
Tax on net operating income	533	25	30	(45)	—	543
Net operating income (b)	(791)	(1,000)	(24)	(79)	—	(1,894)
Net cost of net debt						—
Non-controlling interests						(19)
Net income						(1,913)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

- On operating income	—	(896)	(42)	—
- On net operating income	—	(590)	(26)	—

9 months 2013 (adjusted)		Refining &	Marketing &
(M$) (a)	Upstream	Chemicals	Services	Corporate	Intercompany	Total
Non-Group sales	19,428	84,870	82,495	8	—	186,801
Intersegment sales	27,432	39,235	1,771	120	(68,558)	—
Excise taxes	—	(3,477)	(14,071)	—	—	(17,548)
Revenues from sales	46,860	120,628	70,195	128	(68,558)	169,253
Operating expenses	(22,264)	(118,135)	(68,036)	(494)	68,558	(140,371)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,483)	(1,148)	(532)	(30)	—	(8,193)
Adjusted operating income	18,113	1,345	1,627	(396)	—	20,689
Equity in net income (loss) of affiliates and other items	2,185	322	66	(3)	—	2,570
Tax on net operating income	(10,913)	(251)	(468)	(26)	—	(11,658)
Adjusted net operating income	9,385	1,416	1,225	(425)	—	11,601
Net cost of net debt						(513)
Non-controlling interests						(181)
Adjusted net income						10,907
Adjusted fully-diluted earnings per share ($)						4.81

(a) Except for earnings per share.

9 months 2013		Refining &	Marketing &
(M$)	Upstream	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	20,252	1,752	994	116	—	23,114
Total divestments	4,974	320	123	43	—	5,460
Cash flow from operating activities	14,547	2,444	2,115	(171)	—	18,935

3rd quarter 2014		Refining &	Marketing &
(M$)	Upstream	Chemicals	Services	Corporate	Intercompany	Total
Non-Group sales	5,198	27,417	27,747	1	—	60,363
Intersegment sales	7,560	11,931	466	67	(20,024)	—
Excise taxes	—	(1,292)	(4,849)	—	—	(6,141)
Revenues from sales	12,758	38,056	23,364	68	(20,024)	54,222
Operating expenses	(5,763)	(37,230)	(22,742)	(275)	20,024	(45,986)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,496)	(376)	(199)	(11)	—	(3,082)
Operating income	4,499	450	423	(218)	—	5,154
Equity in net income (loss) of affiliates and other items	1,298	41	(35)	50	—	1,354
Tax on net operating income	(2,627)	(107)	(123)	(31)	—	(2,888)
Net operating income	3,170	384	265	(199)	—	3,620
Net cost of net debt						(92)
Non-controlling interests						(65)
Net income						3,463

3rd quarter 2014 (adjustments) (a)		Refining &	Marketing &
(M$)	Upstream	Chemicals	Services	Corporate	Intercompany	Total
Non-Group sales	17	—	—	—	—	17
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	17	—	—	—	—	17
Operating expenses	(79)	(512)	(66)	—	—	(657)
Depreciation, depletion and amortization of tangible assets and mineral interests	(110)	(12)	—	—	—	(122)
Operating income (b)	(172)	(524)	(66)	—	—	(762)
Equity in net income (loss) of affiliates and other items	432	(45)	(65)	—	—	322
Tax on net operating income	145	167	20	—	—	332
Net operating income (b)	405	(402)	(111)	—	—	(108)
Net cost of net debt						—
Non-controlling interests						13
Net income						(95)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

- On operating income	—	(497)	(66)	—
- On net operating income	—	(370)	(46)	—

3rd quarter 2014 (adjusted)		Refining &	Marketing &
(M$) (a)	Upstream	Chemicals	Services	Corporate	Intercompany	Total
Non-Group sales	5,181	27,417	27,747	1	—	60,346
Intersegment sales	7,560	11,931	466	67	(20,024)	—
Excise taxes	—	(1,292)	(4,849)	—	—	(6,141)
Revenues from sales	12,741	38,056	23,364	68	(20,024)	54,205
Operating expenses	(5,684)	(36,718)	(22,676)	(275)	20,024	(45,329)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,386)	(364)	(199)	(11)	—	(2,960)
Adjusted operating income	4,671	974	489	(218)	—	5,916
Equity in net income (loss) of affiliates and other items	866	86	30	50	—	1,032
Tax on net operating income	(2,772)	(274)	(143)	(31)	—	(3,220)
Adjusted net operating income	2,765	786	376	(199)	—	3,728
Net cost of net debt						(92)
Non-controlling interests						(78)
Adjusted net income						3,558
Adjusted fully-diluted earnings per share ($)						1.56

(a) Except for earnings per share.

3rd quarter 2014		Refining &	Marketing &
(M$)	Upstream	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	6,923	422	398	26	—	7,769
Total divestments	1,924	9	56	41	—	2,030
Cash flow from operating activities	5,442	1,729	701	(233)	—	7,639

3rd quarter 2013		Refining &	Marketing &
(M$)	Upstream	Chemicals	Services	Corporate	Intercompany	Total
Non-Group sales	5,938	28,161	27,912	(167)	—	61,844
Intersegment sales	9,237	13,334	570	18	(23,159)	—
Excise taxes	—	(1,290)	(4,878)	—	—	(6,168)
Revenues from sales	15,175	40,205	23,604	(149)	(23,159)	55,676
Operating expenses	(7,106)	(39,601)	(22,826)	54	23,159	(46,320)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,106)	(377)	(180)	(10)	—	(3,673)
Operating income	4,963	227	598	(105)	—	5,683
Equity in net income (loss) of affiliates and other items	1,974	99	85	(66)	—	2,092
Tax on net operating income	(3,396)	(243)	(156)	(43)	—	(3,838)
Net operating income	3,541	83	527	(214)	—	3,937
Net cost of net debt						(171)
Non-controlling interests						(84)
Net income						3,682

3rd quarter 2013 (adjustments) (a)		Refining &	Marketing &
(M$)	Upstream	Chemicals	Services	Corporate	Intercompany	Total
Non-Group sales	(12)	—	—	—	—	(12)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(12)	—	—	—	—	(12)
Operating expenses	(113)	(153)	54	—	—	(212)
Depreciation, depletion and amortization of tangible assets and mineral interests	(855)	(7)	—	—	—	(862)
Operating income (b)	(980)	(160)	54	—	—	(1,086)
Equity in net income (loss) of affiliates and other items	1,239	(5)	40	(34)	—	1,240
Tax on net operating income	195	(213)	(14)	(45)	—	(77)
Net operating income (b)	454	(378)	80	(79)	—	77
Net cost of net debt						—
Non-controlling interests						(23)
Net income						54

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

- On operating income	—	(153)	93	—
- On net operating income	—	(84)	65	—

3rd quarter 2013 (adjusted)		Refining &	Marketing &
(M$) (a)	Upstream	Chemicals	Services	Corporate	Intercompany	Total
Non-Group sales	5,950	28,161	27,912	(167)	—	61,856
Intersegment sales	9,237	13,334	570	18	(23,159)	—
Excise taxes	—	(1,290)	(4,878)	—	—	(6,168)
Revenues from sales	15,187	40,205	23,604	(149)	(23,159)	55,688
Operating expenses	(6,993)	(39,448)	(22,880)	54	23,159	(46,108)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,251)	(370)	(180)	(10)	—	(2,811)
Adjusted operating income	5,943	387	544	(105)	—	6,769
Equity in net income (loss) of affiliates and other items	735	104	45	(32)	—	852
Tax on net operating income	(3,591)	(30)	(142)	2	—	(3,761)
Adjusted net operating income	3,087	461	447	(135)	—	3,860
Net cost of net debt						(171)
Non-controlling interests						(61)
Adjusted net income						3,628
Adjusted fully-diluted earnings per share ($)						1.59

(a) Except for earnings per share.

3rd quarter 2013		Refining &	Marketing &
(M$)	Upstream	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	6,708	550	430	63	—	7,751
Total divestments	2,800	12	57	28	—	2,897
Cash flow from operating activities	6,302	1,113	1,693	76	—	9,184

9) Reconciliation of the information by business segment with consolidated financial statements

			Consolidated
9 months 2014			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	183,604	7	183,611
Excise taxes	(18,327)	—	(18,327)
Revenues from sales	165,277	7	165,284

Purchases net of inventory variation	(116,704)	(627)	(117,331)
Other operating expenses	(21,287)	(231)	(21,518)
Exploration costs	(1,353)	—	(1,353)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,594)	(162)	(8,756)
Other income	757	1,080	1,837
Other expense	(406)	(61)	(467)

Financial interest on debt	(640)	—	(640)
Financial income from marketable securities & cash equivalents	80	—	80
Cost of net debt	(560)	—	(560)

Other financial income	602	—	602
Other financial expense	(508)	—	(508)

Equity in net income (loss) of affiliates	2,662	(464)	2,198

Income taxes	(9,653)	317	(9,336)
Consolidated net income	10,233	(141)	10,092
Group share	10,036	(134)	9,902
Non-controlling interests	197	(7)	190

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
9 months 2013			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	186,801	(51)	186,750
Excise taxes	(17,548)	—	(17,548)
Revenues from sales	169,253	(51)	169,202

Purchases net of inventory variation	(117,919)	(938)	(118,857)
Other operating expenses	(20,941)	(203)	(21,144)
Exploration costs	(1,511)	—	(1,511)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,193)	(867)	(9,060)
Other income	359	1,643	2,002
Other expense	(345)	(2,009)	(2,354)

Financial interest on debt	(672)	—	(672)
Financial income from marketable securities & cash equivalents	59	—	59
Cost of net debt	(613)	—	(613)

Other financial income	524	—	524
Other financial expense	(551)	—	(551)

Equity in net income (loss) of affiliates	2,583	(12)	2,571

Income taxes	(11,558)	543	(11,015)
Consolidated net income	11,088	(1,894)	9,194
Group share	10,907	(1,913)	8,994
Non-controlling interests	181	19	200

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
3rd quarter 2014			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	60,346	17	60,363
Excise taxes	(6,141)	—	(6,141)
Revenues from sales	54,205	17	54,222

Purchases net of inventory variation	(38,065)	(563)	(38,628)
Other operating expenses	(6,831)	(94)	(6,925)
Exploration costs	(433)	—	(433)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,960)	(122)	(3,082)
Other income	209	432	641
Other expense	(143)	(12)	(155)

Financial interest on debt	(173)	—	(173)
Financial income from marketable securities & cash equivalents	30	—	30
Cost of net debt	(143)	—	(143)

Other financial income	176	—	176
Other financial expense	(159)	—	(159)

Equity in net income (loss) of affiliates	949	(98)	851

Income taxes	(3,169)	332	(2,837)
Consolidated net income	3,636	(108)	3,528
Group share	3,558	(95)	3,463
Non-controlling interests	78	(13)	65

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
3rd quarter 2013			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	61,856	(12)	61,844
Excise taxes	(6,168)	—	(6,168)
Revenues from sales	55,688	(12)	55,676

Purchases net of inventory variation	(38,847)	(60)	(38,907)
Other operating expenses	(6,510)	(152)	(6,662)
Exploration costs	(751)	—	(751)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,811)	(862)	(3,673)
Other income	186	1,312	1,498
Other expense	(129)	(84)	(213)

Financial interest on debt	(211)	—	(211)
Financial income from marketable securities & cash equivalents	13	—	13
Cost of net debt	(198)	—	(198)

Other financial income	182	—	182
Other financial expense	(203)	—	(203)

Equity in net income (loss) of affiliates	816	12	828

Income taxes	(3,734)	(77)	(3,811)
Consolidated net income	3,689	77	3,766
Group share	3,628	54	3,682
Non-controlling interests	61	23	84

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

10) Sales by business segment

		Refining &	Marketing &
(M$)	Upstream	Chemicals	Services	Corporate	Intercompany	Total
1st quarter 2014
Non-Group sales	6,666	27,539	26,470	12	—	60,687
Intersegment sales	7,436	11,956	408	49	(19,849)	—
Excise taxes	—	(1,160)	(4,672)	—	—	(5,832)
Revenues from sales	14,102	38,335	22,206	61	(19,849)	54,855
2nd quarter 2014
Non-Group sales	6,205	28,143	28,213	—	—	62,561
Intersegment sales	8,057	11,740	402	46	(20,245)	—
Excise taxes	—	(1,281)	(5,073)	—	—	(6,354)
Revenues from sales	14,262	38,602	23,542	46	(20,245)	56,207
3rd quarter 2014
Non-Group sales	5,198	27,417	27,747	1	—	60,363
Intersegment sales	7,560	11,931	466	67	(20,024)	—
Excise taxes	—	(1,292)	(4,849)	—	—	(6,141)
Revenues from sales	12,758	38,056	23,364	68	(20,024)	54,222
9 months 2014
Non-Group sales	18,069	83,099	82,430	13	—	183,611
Intersegment sales	23,053	35,627	1,276	162	(60,118)	—
Excise taxes	—	(3,733)	(14,594)	—	—	(18,327)
Revenues from sales	41,122	114,993	69,112	175	(60,118)	165,284

1st quarter 2013
Non-Group sales	7,199	28,549	27,732	81	—	63,561
Intersegment sales	9,687	13,092	143	67	(22,989)	—
Excise taxes	—	(1,096)	(4,445)	—	—	(5,541)
Revenues from sales	16,886	40,545	23,430	148	(22,989)	58,020
2nd quarter 2013
Non-Group sales	6,240	28,160	26,851	94	—	61,345
Intersegment sales	8,508	12,809	1,058	35	(22,410)	—
Excise taxes	—	(1,091)	(4,748)	—	—	(5,839)
Revenues from sales	14,748	39,878	23,161	129	(22,410)	55,506
3rd quarter 2013
Non-Group sales	5,938	28,161	27,912	(167)	—	61,844
Intersegment sales	9,237	13,334	570	18	(23,159)	—
Excise taxes	—	(1,290)	(4,878)	—	—	(6,168)
Revenues from sales	15,175	40,205	23,604	(149)	(23,159)	55,676
9 months 2013
Non-Group sales	19,377	84,870	82,495	8	—	186,750
Intersegment sales	27,432	39,235	1,771	120	(68,558)	—
Excise taxes	—	(3,477)	(14,071)	—	—	(17,548)
Revenues from sales	46,809	120,628	70,195	128	(68,558)	169,202

11) Changes in progress in the Group structure

➢            Upstream

•                  TOTAL announced in November 2012 an agreement for the sale in Nigeria of its 20% interest in block OML 138 to a subsidiary of China Petrochemical Corporation (Sinopec). On July 17, 2014, Sinopec informed the Group of its decision to not complete the transaction. The Group is actively pursuing its divestment process. At September 30, 2014 the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $2,497 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $918 million. The assets concerned mainly include tangible assets for an amount of $2,134 million.

•                  TOTAL has signed in July 2014 an agreement with Exxaro Resources Ltd for the sale of its 100% stake in Total Coal South Africa, its coal-producing affiliate in South Africa. Completion of the sale is subject to approval by the relevant authorities. At September 30, 2014 the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $477 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $78 million. The assets concerned mainly include tangible assets for an amount of $391 million.

•                  TOTAL has signed in September 2014 an agreement to sell its 25% stake in Cardinal Gas Services LLC, a company specializing in the gathering and transport of gas in Ohio’s Utica shale play area, to E1 Corporation and a consortium led by Samchully, both from Korea. The sale has been finalized in October 2014. At September 30, 2014 the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $194 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $18 million. The assets concerned mainly include tangible assets for an amount of $192 million.

➢             Marketing & Services

•                  TOTAL announced in July 2014 that it had entered into exclusive negotiations with UGI Corporation, the parent company of Antargaz, having received a firm offer from the U.S. company to acquire 100% of the outstanding shares of Totalgaz, the Group’s liquefied petroleum gas distributor in France. At September 30, 2014 the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $364 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $271 million. The assets and liabilities concerned mainly include tangible assets for an amount of $154 million, trade receivables for an amount of $120 million, deposits and guarantees received for an amount of $126 million and accounts payable for an amount of $82 million.

➢             Refining & Chemicals

•                  TOTAL announced in September 2014 that it had received an offer from the French group Arkema, one of the worlds major players in specialty chemicals, to acquire its subsidiary Bostik, a global company specializing in chemical adhesives. At September 30, 2014 the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $1,795 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $601 million. The assets and liabilities concerned mainly include intangible assets for an amount of $573, tangible assets for an amount of $353 million, trade receivables for an amount of $407 million, inventories for an amount of $251 million, provisions for employee benefits for an amount of $160 million and accounts payable for an amount of $191 million.